FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated April 7, 2010

Commission File Number 1-15148

BRF—BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

.

BRF
BRASIL FOODS

A Company with two great paths and one great future

Innovation Strategy Efficiency
Commitment Work
Generation of value Reliability
People Dedication Ethics
Leadership Strong brands
Sustainability High quality Future

Annual and Sustainability Report 2009

2009 HIGHLIGHTS

R$ million	2009(1)	2008	2007	2006	2005
Gross sales	24,426	13,161	7,789	6,106	5,873
Domestic market	15,282	8,104	4,589	3,644	3,036
Exports	9,144	5,057	3,199	2,461	2,837
Net sales	20,937	11,393	6,633	5,210	5,145
Gross profit	4,730	2,759	1,873	1,344	1,459
Gross margin (%)	22.6	24.2	28.2	25.8	28.4
Operating income	416	709	504	191	547
Operating margin (%)	2.0	6.2	7.6	3.7	10.6
EBITDA	1,222	1,159	803	456	745
EBITDA margin (%)	5.8	10.2	12.1	8.7	14.5
Net income	228	54	321	117	361
Net margin (%)	1.1	0.5	4.8	2.3	7.0
Ajusted net income(2)	360	155	321	117	361
Ajusted net margin (%)(2)	1.7	1.4	4.8	2.3	7.0
Market value	19,792	6,155	8,230	4,975	3,523
Total assets	25,671	11,219	6,543	4,829	3,625
Shareholder’s equity	13,135	4,111	3,226	2,105	1,223
Net debt	3,878	3,390	429	633	765
Net debt/EBITDA	3.17	2.92	0.53	1.39	1.03
Earnings per share - R$(3)	0.28	0.26	1.73	0.71	2.70
Number of shares	436,236,623	206,958,103	185,957,152	165,957,152	44,652,384
Treasury shares	1,226,090	430,485	430,485	430,485	143,495
(1) Pro-forma results, considering Sadia’s results from 1.1.09
(2) Ajusted net income - In 2008, net income is adjusted by the portion related to the good will generated in the businesses acquisitions net of income tax effects, while in 2009 the adjusted net income does not include the write off deferred tax assets due to the Perdigão Agroindustrial merger occurred in the first quarter.
(3) Consolidated excluding treasury shares.

Shareholder's equity
R$ million
CAGR = 38.0%

13,135
555
673
676
763
970
1,223
2,105
3,226
4,111
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009(1)

Net income
R$ million
CAGR = 17.1%

45
168
8
124
296
361
117
321
54
228
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009(1)

Shareholder's payout
R$ million
CAGR = 22.6%

31
30
63
29
30
30
30
31
41
40
14
51
5
36
89
108
35
100
76
100
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009(1)
Shareholder's payout
Net income

EBITDA
R$ million
CAGR = 19.6%

16.8
9.5
10.1
10.1
12.2
14.5
8.7
12.1
10.2
5.8
168
408
294
385
595
745
456
803
1,159
1,222
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009(1)
EBITDA
EBITDA Margin (%)

Gross sales
R$ million
CAGR = 29.8%

2,066
2,789
3,342
4,371
5,567
5,873
6,106
7,789
13,161
24,426
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009(1)
512
1,035
1,206
1,838
2,727
2,837
2,461
3,199
5,057
9,144
1,554
1,754
2,136
2,533
2,840
3,036
3,644
4,589
8,104
15,282
Domestic market
Exports

Sales*
In thousands of tons
CAGR = 24.6%

687
799
905
993
1,141
1,269
1,513
1,813
3,163
5,314
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009(1)
244
339
395
492
609
692
696
826
1,114
2,169
443
460
510
501
532
577
816
986
2,049
3,145
Domestic market
Exports

* Including meat, dairy and other processed products

Social investments*
R$ million

2009(1)
1,050
2008
519
2007
359

* Include internal and external investments

Environmental investments
R$ million

2009(1)
112
2008
35
2007
22

Annual and Sustainability Report 2009

CONTENT

1. Introduction
A New Company is Born – BRF - Brasil Foods S.A.	2
Corporate Profile	3
Mission, Vision, Principles and Values	4
Message from the Management	5

2. Economic and Operating Performance
Strategy and Objectives	6
Investments and Perspectives	7
Sectoral Analysis	8
Operating Performance	11
Economic- Financial Performance (MD&A)	18

3. Competitiveness
Corporate Governance	24
Capital Markets	30
Risk Management	32
Logistics	32
Technology	34
Intangible Assets	34

4. Sustainability
Generation and Distribution of Value	36
Economic-financial Aspects	37
Social Performance	37
Employees	37
Customers	42
Suppliers	44
Community	45
Environmental Performance	46

About the Report	51

Corporate Information	56

1. Introduction

BRF combines the	A NEW COMPANY IS BORN
attributes of tradition,	BRF - BRASIL FOODS S.A.
innovation, quality and

In May 2009 was celebrated an Association Agreement between Perdigão and Sadia which resulted in the creation of BRF Brasil Foods S.A. (GRI 2.9).
This association, one of the year’s main operations in the capital market, has established itself as a lasting mark on the Brazilian and world food industry.
The initial step of the process which culminated in the creation of the argest global proteins company by market capitalization was the change in corporate denomination from Perdigão to BRF – Brasil Foods S.A. and the Company’s registered offices moving from São Paulo (SP) to Itajaí (SC).
The well-succeeded corporate structuring by merger of shares was realized in two stages: the first one took place in July, when it was incorporated the shares from HFF Participações S/A, which hold most of Sadia’s common shares.

In August, the second stage of unification was concluded with the incorporation of common and preferred shares from Sadia by BRF.
The Company’s bylaws were amended in line with BRF’s good corporate governance practices, culminating in the new structure for the Board of Directors, presided by two co-chairmen.
The market’s positive reaction to the new Company was manifested in the success of the primary share offering amounting to R$ 5.3 billion, a green shoe clause being exercised for a supplementary lot of 15% in view of strong investor interest.
Recognized for the quality of its products, its distribution network nationwide and the penetration of its brands, BRF combines the attributes of innovation, quality and reliability to become one of the most admired companies in the world.

reliability to become one
of the most admired
companies in the world

BRF IN NUMBERS	LEADERSHIP RANKING

• More than 100,000 employees	•The largest Brazilian specialty and frozen products company
• Gross sales of R$ 24.4 billion	•The world’s largest poultry meat exporter
• Annual exports of R$ 9.1 billion	•The largest branded food company in Brazil
• Industrial complex consists of 63 production units	• 2nd largest exporter of meats in the world
• Portfolio with more than 3,000 SKUs with leading brands

CORPORATE PROFILE

BRF – Brasil Foods S.A. is the world’s largest exporter of poultry and the largest global proteins Company by market capitalization. In addition, it is one of the leading companies in Brazil in milk catchment and dairy product processing. (GRI 2.1, 2.6, 2.8)
A Company on an international scale with head office in Itajaí (SC), it has 60 industrial units in Brazil and three more overseas (Argentina, United Kingdom and the Netherlands). BRF exports its products to more than 110 countries and has a product portfolio of more than 3,000 items (SKUs), distributed among the meats, dairy products, margarines, pastas, frozen meals, frozen vegetables segments, among others. (GRI 2.3, 2.4, 2.5, 2.8)
Through a broad-based and complex structure, specializing in the  delivery of chilled and frozen products along a distribution chain which includes 36 distribution centers, the company is present in the households of customers nationwide as well as in Europe, Asia, Africa and the United Arab Emirates. (GRI 2.3, 2.7, 2.8)
In the domestic market - 58% of its total sales – the Company operates under such branded names as Perdigão, Sadia, Batavo,

Elegê, Chester, Rezende, Confiança, Fiesta, Wilson, Miss Daisy, Qualy, Doriana and Becel (through a strategic joint venture with Unilever) and Turma da Mônica (under license). In export markets which take the remaining 42% of the Company’s output, the leading brands are Perdix, Sadia, Hilal, Halal, Batavo, Fazenda, Borella, Corcovado and Confidence. (GRI 2.2)
BRF’s shares are listed on the São Paulo Stock Exchange (BM&FBOVESPA) and the New York Stock Exchange (NYSE) through a Level III ADR program. Since 2006, the Company has also been listed on the New Market (Novo Mercado), a segment reserved for companies adhering to the strictest level of corporate governance.
BRF’s securities are also components of the Ibovespa stock index, considered the most important indicator of average price performance in the Brazilian market. For the fifth consecutive year, BRF has been included in the portfolio making up the Corporate Sustainability Stock Index (ISE), a select group of companies committed to corporate, envi-
ronmental and social responsibility, besides other important indexes of BM&FBOVESPA.

Characterized by its difuse
and pulverized control,
BRF grants equal rights and
protection mechanisms to
its shareholders

Note: For a better understanding we have considered
pro-forma data for 2008 and 2009, which consolida-
tes full information for Sadia S.A., as if the merger of
the shares had taken place on January 1 2008, except
when indicated otherwise.

MISSION	VISION

To be a part of people’s lives by
offering tasty foods, high quality
and at affordable prices anywhere
in the world.

PRINCIPLES AND VALUES

Reliability	Simplicity
We are reliable, ethical and transparent. We do what we promise and, in so doing, build a relationship of mutual respect with our customers, suppliers, co-workers and shareholders.	We believe in operational simplicity and we put this approach into practice in the way we work. We solve our problems in a speedy and practical manner.

People
Quality	We develop, prioritize and are committed to the team spirit and on this basis we build the future for our Company.
We have an obsession with quality and food safety. We seek to be in the vanguard of innovation and contribute to the well-being of our consumers worldwide.

Efficiency
Participation	We practice a management style which focuses on efficiency and profitability, avoiding waste and in this way we respect our shareholders.
We strive passionately to be one of the best global food companies. We are committed to what we do and we do it with perseverance, single-mindedness and determination.

Socio-environmental Responsibility
We play, and will increasingly play, an important role as a catalyst for social development in the communities where we operate.

MESSAGE FROM THE
MANAGEMENT
Fiscal year 2009 will certainly be remembered as one of the most important in the 75 years of our Company’s existence.
The association between Perdigão and Sadia, which resulted in the creation of BRF – Brasil Foods, is being viewed as one of the most significant mergers in Brazil given the magnitude of the business involved. It originated the constitution of a company which is a leader in international transactions in animal protein, the largest exporter in the world in poultry meat and the planet’s tenth largest food company.
These rankings make us both proud and, at the same time, conscious of our responsibility. They represent the opportunity and the challenge for further increasing the dynamism of our domestic operations as well as expanding our presence in export markets without ever losing sight of our commitment to the sustainability of the business and also for ensuring the creation of value for all our stakeholders.
In accordance with the ruling by CADE (Administrative Council for Economic Defense), with which we signed a Transaction Reversibility Preservation Agreement (APRO), we have maintained the administrative, productive and commercial structures separate, until CADE’s final decision, initially integrating only the financial area, the in natura meats foreign and domestic trade business and the acquisition of raw materials and services, which was permited.
In conjunction with consultants, we are examining all opportunities for improvements arising from integration and planning the necessary steps for obtaining economies of scale and synergies.

Clearly, this is a complex task which demands considerable effort. However, the two companies already have a track record in the field of mergers and acquisitions, standing both of them in good stead for overcoming with equilibrium and tranquility all the challenges which lie ahead.
Our confidence in the future of this operation stems not only from the process with which the business has grown stronger over the past decades, but also the positive reaction from the market, expressed in the success of the primary share issue in 2009, and through which we raised R$ 5.3 billion.
Designed to enhance the feasibility of BRF’s operations and consolidate the Company’s financial equilibrium, the initial issue of 115 million shares was expanded through the exercising of the issue’s green shoe clause for an additional lot of 15%, such was the level of investor interest. It is worth recalling that these results were achieved at a point in time when the world market was still laboring under the affects of the 2008 crisis.
However, paradoxically, the Company’s stellar performance in 2009 from the strategic point of view, combined with a difficult year in terms of earnings - in large part due to the rupture in foreign trade flows and translating into a decline in exports. In the light of this scenario, we adopted a series of austerity measures, notably in the form of a  budgetary review and cost cutting, as well as production adjustments, with output diverted to the domestic market to offset weaker demand from export markets.
Despite the scenario, we successfully complied with our commitments and continued to pursue our strategy of expanding activities through diversification of the product portfolio and spreading our risks.

Set against the background of this adverse business climate, net sales totaled R$ 20.9 billion in 2009, equivalent to a 5% drop in relation to 2008. In operational terms, EBITDA was R$ 1.2 billion, 47% down on 2008.
In 2010, we face the twin challenges of reversing this result while continuing the structuring of the new Company. For this, we are counting on the endeavor of our employees, all of whom have displayed pride and a will to work towards this new phase which awaits us on the horizon.
We are aware that these financial and operational results will only carry the seal of approval over the years to come if they are achieved together with respect for the human being and the environment. At BRF, we believe that dialog and generation of value for all our stakeholders are fundamental to ensure the sustainability of the business. For this reason, our operations are based on the constant search for economic, social and environmental equilibrium. (GRI 1.1)
We shall maintain our goal of achieving operational excellence and focus on the consolidation of the business concluded in recent years, at the same time without ceasing to analyze the opportunities that we may identify going forward.

While in 2009 we grew
bigger, in 2010 we shall
be working towards
becoming better than we
already are

Luiz Fernando Furlan	Nildemar Secches
Co-Chairman of the Board of Directors	Co-Chairman of the Board of Directors
José Antonio do Prado Fay
Chief Executive Officer

2. Economic and operating performance

STRATEGY AND OBJECTIVES

The association with Sadia in 2009 represented one of the most important steps taken by BRF on the strategic path in the direction of 2020, especially with respect to the growth and expansion of operations globally, to be the best choice anywhere and to become a world class company.
Once fully implemented, the association between the two Companies giants will transform the Company into a player with a global dimension and a size and competitive edge to consolidate its leadership in the
Brazilian market and to enhance its potential for expanding international business.
As a result of this operation, the Company

has maintained its goal of creating shareholder value by investing in growth by acquisition and focusing on business opportunities which are complementary to the production chain, besides accelerating the process of internationalization of the Company.
Despite the movement generated by the association with Sadia, BRF continued to pursue its policy of diluting the risks of its businesses with the effective integration of Eleva, in the first quarter concluding the implementation of the information technology system (SAP) for all operations, the Company already seeing the benefits of the capture of the related synergies in 2009.

INVESTMENTS AND

merger of the shareholding bases of Perdigão and Sadia and the primary offering, the Company in 2010 is to focus on the merger of operations, implementing the best practices of each organization and resulting in a bigger and better company.
In 2010, BRF should resume its growth trajectory, benefiting principally from the improved climate for the conclusion of international agreements in world markets where the Company still has no footprint as well as from the consolidation of markets where it already has ongoing operations.
The first stage in this new cycle will be the definition of the necessary management structure to support the new operations and to put into practice the BRF strategic plan, also expected to be finalized in 2010.

PERSPECTIVES

For better comprehension, the pro-forma data for the investments in BRF and Sadia have been consolidated as if the merger of the shares had taken place on January 1 2008.
Under this criterion, total capital expenditure in fixed assets for the year was R$ 1.2 billion, of which R$ 368 million was allocated to poultry and hog breeder stock.
The investment of resources was also directed especially to funding Sadia’s new meat processing units in pre-operational phase and located in Lucas do Rio Verde (MT) and Vitória de Santo Antão (PE). Investments were also made in the specialty poultry units in Mineiros (GO) and in the new dairy product units in Bom Conselho (PE) and Três de Maio (RS).
Among the resources used in improvements and to increase productivity, special mention should be made of the investment in the expansion of production capacity and modernization of the Lajeado (RS) plant to which the meat production activities at the Cavalhada unit, located in the greater Porto Alegre (RS) area, were transferred.

Investments 2009* (Pro-forma)
R$ 802.8 million

PERSPECTIVES

Prospects for 2010 are for export markets to report a gradual improvement in demand. The domestic market is also expected to grow, driven by increased household consumption, fuller employment and higher real incomes together with an expanding GDP.
After the successful completion of the

SECTORAL ANALYSIS	Exports	Domestic consumption

The international economic environment in 2009 was characterized by a disruption in foreign trade flows. Under the threat of more severe impacts on their economies, the majority of countries took steps to protect their indigenous markets in an attempt to attenuate the effects of the international financialcrisis on consumption and output.
However, government stimulus policies adopted worldwide only began to produce positive effects in the second half of 2009, when several macroeconomic indicators showed incipient signs of recovery, bringing a degree of relief to the markets.
In Brazil, government-inspired policies saw the launch of economic stimulus packages such as the reduction in the IPI excise tax on cars and the introduction of looser monetary measures such as cutting bank reserve requirements and the basic Selic rate of interest. As a result, Brazil was one of the few to report a good economic performance in 2009, generating a positive balance in employment and attracting an inflow of foreign capital.

Physical chicken meat export sales in 2009 held steady. Export volumes fell drastically in regions severely hit by the economic meltdown, Europe being a prime example (a 6% decline in shipped volume), but offset by the increase in physical shipments to the Middle East (an increase of 22.7%) and Africa (up by 22,2%). However, average export prices in US dollars were marked down heavily, falling by 16%.
Beef exports posted a decline both by volume as well as by value due to global economic weakness. Export volumes in 2009 fell 10% compared with 2008, while average prices were off by 14%.
The pork meat market recorded a 15% increase in exported volume, a good performance reflecting demand from Russia, which increased its purchases year on year by 18% and accounted for 43% of all export sales of Brazilian pork by volume. However, average prices failed to follow the same trajectory, recording a fall of 28% in 2009 compared with 2008.

The unemployment rate in metropolitan regions as measured by the IBGE (the government statistics office), reached 9% in March 2009, declining to 6.8% in December, the same level prevailing at the end of 2008.
Average real incomes between January and November 2009 reported an increase of 2.8% in relation to the same period in the preceding year.

Raw Materials

While Brazilian corn production in 2009 was close to 2008 levels, with a slight increase of 0.7%, inventory carried over from previous crops and more plentiful supplies in the international markets had a positive impact for the Company, leading to a year on year fall in the average price in local currency of 15%.
On the other hand, soybean prices rose, grains by an annual average of 2%, and 17% in the case of soybean meal, driven by greater demand from China and lower output by such important suppliers as Argentina.

BRF Brasil Foods	Annual and Sustainability Report 2009

WORLD POULTRY PANORAMA*

Thousand Tons - "Ready to Cook" Equivalent

Production

18,829
18,547
12,506
12,105
↑4.2%
11,900
11,417
10,465
10,440
2,895
2,825
2,650
2,550
19,649
18,893
USA
China
Brazil
EU-27
Mexico
India
Others
2010[1]
2009[2]

1 Estimated 2 Preliminary Source: USDA/oct09

Exports

↑6.2%
3,520
3,313
3,232
3,105
830
825
420
385
254
250
204
174
562
531
Brazil
USA
EU-27
Thailand
China
Argentina
Others
2010[1] increase
2010[1] decrease
2009[2]

* Chicken, special poultry and turkey

WORLD PORK PANORAMA

Thousand tons - equivalent carcass

Production

50,300
48,500
22,000
21,900
10,446
10,185
↑4.0%
3,249
3,123
2,290
2,205
1,850
1,850
12,112
12,109
China
EU-27
USA
Brazil
Russia
Vietnam
Others
2010[1] increase
2010[1] decrease
2009[2]

1 Estimated 2 Preliminary Source: USDA/oct09

Exports

2,018
1,887
1,250
1,200
1,130
1,100
↑8.5%
700
645
240
230
150
142
200
181
USA
EU-27
Canada
Brazil
China
Chile
Others
2010[1] increase
2010[1] decrease
2009[2]

WORLD BEEF PANORAMA

Thousand tons - equivalent carcass

Production

11,816
11,631
↑4.0%
9,290
8,935
8,000
7,950
5,764
5,530
3,200
2,800
2,795
2,660
16,409
16,407
USA
Brazil
EU-27
China
Argentina
India
Others
2010[1] increase
2010[1] decrease
2009[2]

1 Estimated 2 Preliminary Source: USDA/oct09

Exports

↑20.3%
1,870
1,555
1,390
1,350
837
785
700
675
525
517
490
475
1,705
1,442
Brazil
Australia
USA
India
New Zealand
Canada
Others
2010[1] increase
2010[1] decrease
2009[2]

OPERATING PERFORMANCE

Production

Due to weakening export demand in the light of the adverse international scenario and the downsizing of inventory at the importing end of the business, BRF cut meat production destined for the overseas market by 20% in volume during the first quarter of 2009.
This adjustment resulted in higher production costs, technical stoppages and employee vacation shutdowns at these units.
In spite of this reduction, with the consolidation of Sadia’s results in the third quarter, poultry slaughter saw a growth of 39.0%, while hog/beef cattle slaughter rose 64.1%. On a pro-forma comparative basis, there was a downward adjustment of 8.3% in poultry slaughter, a 5.6% increase in hog/cattle slaughter and a decline of 2.3% in meat production.
On March 21 2009, there was a fire of moderate proportions at the industrial installations at Rio Verde (GO), damage at the distribution center adjacent to the complex being the most serious. The Company’s just-in-time process was upgraded to respond to the greater demand, finished products immediately being transferred to ports, customers and third party warehouses, the loss of storage space thus being successfully compensated. Supplies to customers from this plant were partially redirected to other units to satisfy demand and there were no adverse financial impacts for the Company, covered by insurance.

the growth in consumption of consumer durables, a factor which also inhibited stronger demand for food items.

Meats

Sales revenue and volume were 73.5% and 57.4% higher than in 2008, (also incorporating Sadia’s revenues), the domestic meats market generated an increase of 8.1% in revenue, a 2.3% rise in volume and a 5.8% improvement in average prices on a pro-forma basis.
Results from this market reflect a combination of factors, notably: the migration of in-natura meat volumes originally destined for export, with the corresponding difficulty of passing on price increases to processed products; the repositioning of brands such as Avipal and Batavo, with the focus on profit argins; lower frozen product volume due to the accident at the plant in Rio Verde (GO).

Domestic Market

In the face of weaker international markets and the need to absorb commodity-type products originally destined for export, the domestic market experienced oversupply and lower prices. This situation was aggravated by

BRF Brasil Foods	Annual and Sustainability Report 2009

Dairy Products

sudden appreciation of the Real against the US Dollar between March and September. Export performance was also affected by pressure from higher costs along the production chain and expenses due to instability in the markets, which maintained inventory at elevated levels, leading to a decline in prices and a disorganized rise in supplies of commoditytype products on the part of competitors.
During the year, average prices in FOB - Free on Board US dollars fell by about 16%, while the average appreciation in the foreign exchange rate in the same period was approximately 9%, both reflected in a significant erosion of sales revenue in Reais. These factors, together with a fall in volumes and an increase in costs/expenses, undermined performance in this market.

Dairy product volume posted a decline of 10.5% in relation to 2008 and sales revenue off by 6.4%, albeit set against a price adjustment of 4.1%. However, the more effective management of sales of in-natura milk sales saw this segment become more profitable with an improvement in results, especially grocery store products.

Other processed products

Other processed products posted year on year sales revenue and volumes 119% and 140% respectively higher (on the basis of the criterion of Brazilian corporate law) and 8.7% and 7.0% up respectively on a pro-forma basis. The segment posted a good performance on the back of sales from the portfolio which includes: pastas, pizzas, margarines, snacks, frozen vegetables, cheese bread, among others.

Meats

The Company reported an increase in meat volumes and sales revenue 48.1% and 35.0% higher, respectively. In pro-forma terms, there was a decline of 12.1% in sales revenue and 5.5% in volume during the year. Average prices in Reais were 8.3% less due to the fall in dollar denominated prices with no offsetting adjustment in foreign exchange rates. This combined with higher average costs and expenses saw export margins move sharply narrower.

Exports
The Company exported R$ 6.7 billion, a 33.5% growth over the same period in 2008. Viewed from a pro-forma standpoint, export revenues were off year on year by 14.1%.
The principal factors which impacted export performance were an accentuated decline in prices and volumes reflecting the international scenario and weak demand in the principal overseas markets, and the

Dairy Products

Far East – This market suffered the most from the international financial crisis in the beginning of the year. There was a recovery, albeit with volatility of prices and volumes due to oversupply of griller chicken.

Dairy product shipments were significantly down, volumes falling 75.0% and sales revenue by 83.5%, reflecting weaker international demand and high inventory in other producing regions such as New Zealand. The currency translation effect depressed average prices by 31%, forcing the Company to revise planned export volumes with the partial transfer of production to the domestic market.

Eurasia – Suffering equally from the adverse international scenario, the Eurasian market posted negative margins, more especially in pork meat sales to Russia. In addition to the unfavorable global situation, import quotas for Brazilian meats were cut.

Company performance in the leading
markets:	Africa, Americas and Other Countries – Increased business with these markets came principally from South Africa, Angola and Venezuela.

Europe – The European market continued to reflect the fall-out from the international financial crisis, reporting a fall in demand for meats, more especially in the processed products segment and turkey meat, inventories of which remained at high levels also due to the priority given to local production.

Middle East – Exports to the region were most affected, particularly in the early part of the year, thereafter showing some recovery in the second half, albeit with continuing price and volume volatility due to oversupply of griller chicken.

BRF Brasil Foods	Annual and Sustainability Report 2009

MEAT PRODUCTION CHAIN

Grains
Corn and soybean storage
Feed
Poultry and hog farms: eggs, parent, piglets
Processing
Poultry, hog and cattle slaughtering
Integrated outgrowers
Hatcheries
Whole sale
Transport
Distribution centers
Exports
Retail
Consumers

DAIRY PRODUCTS PRODUCTION CHAIN

Rural property
Pulp (fruit) and soybean
Retail
Milk collection point
Processing
Distribution centers
Consumers
Transport
Milk storage
Whole sale

SALES - PRO-FORMA

Domestic market		Thousand tons			R$ million
	2009	2008	% Ch.	2009	2008	% Ch.
Meats	1,751	1,711	2	10,053	9,300	8
In natura	352	360	(2)	1,638	1,597	3
Poultry	225	238	(6)	969	975	(1)
Pork/beef	127	121	5	669	622	8
Elaborated/processed (meats)	1,399	1,351	4	8,415	7,703	9
Dairy products	1,009	1,128	(11)	2,627	2,807	(6)
Milk	799	880	(9)	1,682	1,690	(0)
Dairy products/ juice/ others	210	247	(15)	945	1,117	(15)
Other processed	384	359	7	1,939	1,790	8
Soybean products/ others	367	383	(4)	663	814	(19)
Total	3,512	3,581	(2)	15,282	14,711	4

Processed	1,994	1,958	2	11,299	10,610	6
% Total sales	57	55		74	72

Exports	Thousand tons				R$ million
	2009	2008	% Ch.	2009	2008	% Ch.
Meats	2,147	2,272	(6)	8,973	10,211	(12)
In natura	1,857	1,951	(5)	7,323	8,378	(13)
Poultry	1,572	1,684	(7)	5,927	6,818	(13)
Pork/beef	286	267	7	1,396	1,561	(11)
Elaborated/processed (meats)	290	321	(10)	1,649	1,833	(10)
Dairy products	4	16	(75)	21	128	(83)
Milk	2	13	(83)	11	107	(89)
Dairy products	2	3	(41)	10	21	(54)
Other processed	18	22	(20)	79	85	(7)
Soybean products/ others	9	9	(4)	71	217	(67)
Total	2,178	2,320	(6)	9,144	10,641	(14)

Processed	309	346	(11)	1,738	1,939	(10
% Total sales	14	15		19	18

Total sales	Thousand tons				R$ million
	2009	2008	% Ch.	2009	2008	% Ch.
Meats	3,898	3,984	(2)	19,025	19,511	(2)
In natura	2,210	2,311	(4)	8,961	9,975	(10)
Poultry	1,797	1,923	(7)	6,896	7,793	(12)
Pork/beef	413	389	6	2,065	2,183	(5)
Elaborated/processed (meats)	1,689	1,673	1	10,064	9,536	6
Dairy products	1,013	1,143	(11)	2,649	2,935	(10)
Milk	801	893	(10)	1,694	1,797	(6)
Dairy products/ juice/ others	212	251	(15)	955	1,138	(16)
Other processed	402	381	5	2,018	1,875	8
Soybean products/ others	376	393	(4)	734	1,031	(29)
Total	5,690	5,901	(4)	24,426	25,352	(4)

Processed	2,303	2,304	(0)	13,038	12,549	4
% Total sales	40	39		53	49
Note: Pro-forma 2009 and 2008 results, consolidating Sadia’s figures as if the incorporation of shares had occurred on 1.1.08

BRF Brasil Foods	Annual and Sustainability Report 2009

BRAND AND PRODUCTS LINE

DOMESTIC MARKET
Meat
Other processed products
Dairy products
Soybean/others
Specialty meat
In natura
Elaborated
Industrialized
Frozen meat
Pork
Beef
Chicken
Sausages Salamis Hams Bologna Frankfurter Patés Bacon Sliced Products Portioned Products Cold Meats Others
Hamburguers Meatballs Kibes Breaded Products Steaks Ready-to-eat dishes Ready-to-eat snacks Fish
Carcass Cuts Salted
Cuts
Whole chicken Cuts
Special Poultries Kits
Marinated Cuts Chicken Pork Beef
Pastas Pizzas Appertizers Cheese brad Frozen vegetables Soybean line Margarines Teas Light Products Pockets French Fries Salted Pies Fresh Pasta Sweet Pies Mousses Sandwich Sweet Specialties Ice Cream Breads Toppings Sauces Others
Processed
Milk
Yogurts Petit Suisse Desserts Fermented milk Aromatized milk Cheese Butter Cream Sauces Juices Milk Caramel Condensed Milk Dairy drink Cheese Spread
Pasteurized milk UHT milk Powder milk
Animal Feed Soybean meal Others

Becel's products are made, commercialized and distributed by UP Alimentos, joint venture created in 2007 by BRF and Unilever. Becel's royalties belong to Unilever.

BRF Brasil Foods	Annual and Sustainability Report 2009

Highlights - R$ million			Corporate Law			Pro-forma
	2009	2008	% Ch.	2009	2008	% Ch.
Gross Sales	18,589	13,161	41%	24,426	25,353	(4%)
Domestic Market	11,840	8,104	46%	15,282	14,711	4%
Exports	6,749	5,057	33%	9,144	10,642	(14%)
Net Sales	15,906	11,393	40%	20,937	22,121	(5%)
Gross Profit	3,635	2,759	32%	4,730	5,621	(16%)
Gross Margin	22.9%	24.2%	(130bps)	22.6%	25.4%	(280bps)
EBIT	350	709	(51%)	416	1,458	(71%)
Net Income	120	54	122%	228	(2,435)	-
Net Margin	0.8%	0.5%	30bps	1.1%	(11.0%)	-
Adjusted Net Income (1)	252	54	364%	360	(2,435)	-
Adjusted Net Margin	1.6%	0.5%	110bps	1.7%	(11.0%)	-
EBITDA	912	1,159	(21%)	1,222	2,324	(47%)
EBITDA Margin	5.7%	10.2%	(450bps)	5.8%	10.5%	(470bps)
Earnings per Share (2)	0.28	0.26	8%
(1) Net adjusted result - ignoring the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A., booked to first quarter results 2009.
(2) Consolidated earnings per share (R$) excluding treasury stock (1,226,090 on December 31 2009).

ECONOMIC-FINANCIAL

chain without a compensating growth in volumes and prices. In addition, the rise in cost of sales was largely driven by the following factors: (i) a 20% cut in production for export in the first quarter; (ii) idle capacity in the production chain due to new industrial plants at a pre-operational phase; (iii) the diversion of production from the Rio Verde (GO) plant to other industrial units due to an incident which partially affected operations at this industrial complex.

expenses which contributed to the reduction in operating margins for the year.
Administrative expenses represent the structures of the two companies which are to be maintained independent of one another.

PERFORMANCE (MD&A)

Net Sales

Net sales for the year were R$ 15.9 billion, 39.6% higher, reflecting the consolidation of Sadia’s results, while registering a decline of 5.4% on a pro-forma basis due to conditions in markets to which the Company sells.
In pro-forma terms, the domestic market reported net sales of R$ 12.2 billion with growth of 3.7%, representing 58.1% of total net sales. On the other hand, sales to the export market recorded a share of 41.9% of net sales, equivalent to R$ 8.8 billion, and 15.6% down for the year, reflecting the complexity of the scenario in the principal importing markets with the onset of the international crisis.

Operating Income and Margin

Operating income before financial expenses was R$ 350.1 million, equivalent to a 2.2% operating margin as opposed to 6.2% in the preceding year. This same item was 71.4% lower using pro-forma figures as a comparative base, reaching R$ 416.3 million, and representing a 2.0% operating margin against 6.6% recorded in the preceding year. These results correspond to the weak performance resulting from the effects of the economic scenario and the impact of foreign exchange volatility on exports, as well as reduced volumes registered in some markets and an increase in production costs and commercial expenses.

Gross Profit and Gross Margin

Gross profit totaled R$ 3.6 billion, 31.8% higher than in 2008, factoring in the results for Sadia. This result reflects a combination of an adverse export performance against an expansion in domestic market business. Gross margin was 22.9% against 24.2% in 2008, a decline of 15.8%. On a pro-forma comparative basis, gross profit was R$ 4.7 billion, representing a margin of 22.6% against 25.4% for the preceding year.

Cost of Sales

The increase in the cost of sales of 42.1% in the year, proportionally greater than sales revenue, contributed to the squeeze on margins compared with 2008. The cost of sales totaled R$ 12.3 billion, corresponding to 77.1% of net operating revenue against 75.8% in the preceding year. On a pro-forma basis, the cost of sales fell 1.8%, although sales revenue posted a fall of 5.4%, thus also contributing to narrower margins when performance is viewed on this basis.
The increase in annual costs particularly reflects the fixed structure of the production

Financial Results
Operating Expenses	During the year, the Company posted a net financial income of R$ 241.2 million, due to the appreciation of the Real against the US Dollar and financial investments resulting from funds raised through the primary share offering. In pro-forma terms, financial income for the year was R$ 587.7 against a financial expense of R$ 4.5 billion - reflecting overhead costs of Sadia’s derivative instruments and a different foreign exchange rate situation to

The impact of poorer market performance was also reflected in higher operating expenses, relative to the fixed structure of the production chain and the increases reported in distribution, freight, warehousing and investments in marketing campaigns. As a result, operating expenses rose 60.2% during the year, a 3.6% increase in pro-forma terms, more especially due to growth in commercial

BREAKDOWN OF NET SALES (PRO-FORMA)

the one prevailing in 2008.
Net debt increased 14.4% compared with December 31 2008, while on a comparative pro-forma basis, outstanding debt was offset against the drawdown of funds generated from the primary share issue totaling R$ 5.3 billion.
Of this amount, R$ 2.2 billion was injected into Sadia in order to liquidate expensive short-term debt. The net debt/EBITDA ratio was 3.2 times due to lower cash generation in the year, in spite of an adequate level of net debt. Consolidated currency exposure was US$ 1.1 billion - within the Company’s established parameters.
On January 21 2010, a subsidiary of the Company, BFF International Ltd., issued ten-year bonds for a total value of US$750 million maturing on January 28 2020, with a coupon of 7.250% per year (yield to maturity

7.375%). The bonds become due and payable semi-annually as from July 28 2010. The funds raised from the offering will be allocated to the lengthening of the debt maturity profile and for corporate requirements in general.

Other Operating Results
Relates to the cost of idle capacity – in particular the result of new plants still at a pre-operational phase.

Income Tax and Social Contribution

With the incorporation of Perdigão Agroindustrial S.A., a total of R$ 132 million of existing tax losses carried forward, and the negative base for calculation of the social contribution of this company were recognized by BRF during the year. As a result, the income tax and social contribution item reported a negative R$ 65.2 million against a positive

Debt - R$ million		As of 12.31.09		As of 12.31.08
(Corporate Law)	Current	Non-current	Total	Total	% Ch.
Local Currency	1,914	2,305	4,218	1,228	243
Foreign Currency	1,000	3,580	4,580	4,138	11
Gross Debt	2,914	5,884	8,798	5,366	64
Cash Investments
Local Currency	2,393	394	2,787	772	261
Foreign Currency	1,851	283	2,134	1,204	77
Total Cash Investments	4,244	677	4,920	1,976	149
Net Accounting Debt	(1,330	5,208	3,878	3,390	14
Exchange rate exposure
US$ million			(1,092)	(581)	88

BRF Brasil Foods	Annual and Sustainability Report 2009

R$ 255.3 million for 2008 – arising from goodwill on incorporations. Positive financial results also contributed to an increased appropriation of this tax. From a pro-forma point of view, income tax was a negative R$ 367.3 million against a positive R$ 972.9 million, taking into account the incorporation of a subsidiary in 2009 and in 2008, goodwill from the incorporation of acquisitions, and the negative financial result generated by Sadia.

against a loss of R$ 2.4 billion in the preceding year – reflecting the financial loss on derivative instruments recorded in Sadia’s balance sheet. If the fiscal loss on the incorporation of Perdigão Agroindustrial is  excluded, then the accumulated net result for 2009 would be R$ 360 million.

the primary share offering which resulted in the raising of R$ 5.3 billion and allocated for the purpose of stabilizing our consolidated capital structure. In addition, a further two capital increases were made through the incorporation of shares amounting to R$ 3.9 billion.

	EBITDA	Combination of the Businesses

The operating performance as indicated by EBITDA (operating income before financial expenses, taxes and depreciation) was R$ 911.5 million, 21.4% less for the year and corresponding to an EBITDA margin of 5.7%, in particular, the result of pressure on margins due to the negative export performance. Consequently, in pro-forma terms, the year reported a decline of 47.4% in the EBITDA, reaching R$ 1.2 billion and an EBITDA margin of 5.8%.

The accounting and fiscal treatment with respect to the association agreement was measured in accordance with current practices, allocation being made to property, plant and equipment or non-current assets under the “intangible” item and subject to annual impairment  test (non-recoverability) appraisal.

Net Income and Net Margin

Consolidated adjusted net income totaled R$ 252.5 million and the net income excluding the adjustment for the incorporation of the Agroindustrial subsidiary totaled R$ 120.4 million against R$ 54.4 million reported in 2008. These contrasting results reflect the impact of the adverse international market and the benefits of the financial gain due to the appreciation of the Real against the US dollar on our outstanding currency position.
Viewed from the pro-forma standpoint, the Company posted a net income of R$ 227.6 million

Shareholders’ Equity
Shareholders’ Equity was R$ 13.1 billion against R$ 4.1 billion on December 31 2008, a 220.4% increase. This includes the results of

Corporate Event	Date	R$ million	In Shares
Initial Capital Stock	06.30.09	3,445	206,958,103
Merger of HFF shares - 1 for 0.166247 shares	07.08.09	1,483	37,637,557
Subscription of shares – primary offering	07.21.09	4,600	115,000,000
Merger of Sadia’s shares - 1 for 0.132998	08.18.09	2,335	59,390,963
shares
Share subscription - green shoe	08.20.09	690	17,250,000
Capital Stock subscribed and Paid In	12.31.09	12,553	436,236,623

Cash flow - R$ million (Corporate Law)	2009	2008
Cash Flow from Operating Activities
Net Income	120	54
Adjustments to Reconcile Net Income Cash Provide By	140	1,222
	260	1,276
Variation
Trade Accounts Payable, Net	119	(195)
Inventories	245	(465)
Suppliers	(29)	256
Other Assets and Liabilities	(128)	(344)
	467	528
Cash Flow from Investments Activities
Cash Investments	(888)	97
Investments in Fixed Assets	(402)	(1,737)
Business Acquisition	66	13
	(1,223)	(1.628)
Cash Flow from Financial Activities
Loans and Financing	(3,606)	1,199
Capital Increase	5,290	33
Cost of issuance of the common shares	(92)	0
Dividends and Interest Over Capital Paid	(25)	(114)
	1,568	1,118
Exchange variation effect on cash and cash equivalents	(147)	106
Net Increase (Decrease) in Cash	665	125

EBITDA - R$ million (Corporate Law)	2009	2008	% Ch.
Net Income	120	54	121
Non-Controlling Shareholders	(4)	0	-
Employees/Management Profit Sharing	21	17	23
Income Tax and Social Contribution	197	(255)	-
Non-Operating Results	145	49	200
Net Financial Income	(241)	630	-
Equity Income/Other Operating Results	83	63	32
Depreciation, Depletion and Amortization	591	602	(2)
= EBITDA	912	1,159	(21)

Oosterwolde, The Netherlands
Specialty and frozen meats
Wrexham, UK
Meat Processing plant
Carlos Casares, Argentina
Cheese

GROWING ACTIVITY ABROAD

3 INDUSTRIAL UNITS ABROAD

COUNTRIES TO WHICH WE EXPORTED IN 2009

AMERICAS
Anguilla
Antigua and Barbuda
Argentina
Aruba
Bahamas
Bermuda
Bolivia
British Virgin Islands
Canada
Cayman Islands
Chile
Cuba
Curaçao
Dominican Republic
Equador
Granada
Guadalupe
Guyana
Haiti
Martinique
Netherland Antilles
Panama
Paraguay
Peru
Saint Kitts and Nevis
St. Marteen
Suriname
Trinidad &Tobago
Uruguay
Venezuela

ASIA
China
Hong Kong
Japan
Maldives
New Caledonia
Philipines
Singapore
South Korea
Vietnam

AFRICA
Angola
Algeria
Benin
Cameroon
Cape Verde
Central African Republic
Chade
Comores Islands
Congo
Democratic Republic of the Congo
Djibuti
Equatorial Guinea
Gabon
Gambia
Ghana
Guinea
Guinea-Bissau
Ivory Coast
Liberia
Libya
Mauritania
Mauritius
Mayotte
Morroco
Mozambique
Namibia
República do Benin
São Tomé and Principe
Senegal
Seychelles
Sierra Leone
South Africa
Togo
Tunisia

EUROPE
Andorra
Austria
Belgium
Bulgaria
Croatia
Czech Republic
Cyprus
Denmark
Estonia
Finland
France
Germany
Gibraltar
Great Britain
Greece
Hungary
Ireland
Italy
Latvia
Luxembourg
Malta
Marshall Islands
Monaco
Montenegro
Poland
Portugal
Romania
Slovakia
Slovenia
Spain
Sweden
Switzerland
The Netherlands
United Kingdom

MIDDLE EAST
Bahrain
Egypt
Iran
Iraq
Israel
Jordan
Kuwait
Lebanon
Oman
Qatar
Saudi Arabia
Syria
United Arab Emirates
Yemen

EURASIA
Afeganistan
Albania
Armenia
Azerbaijan
Bosnia and Herzegovina
Croatia
Georgia
Kazakhstan
Kirguistan
Kosovo
Macedonia
Moldavia
Russia
Tajikistan
Turkey
Ukraine
Uzbequistan

MORE THAN
110 IMPORTING
COUNTRIES
24 OFFICES ABROAD

Offices in Europe
Budapest - Hungary
London - England
Moscow - Russia (2)
Hertogenbosch - The Netherlands
Verona - Italy
Viena - Austria (2)
Madeira Island - Portugal (2)
Quimper - France
Oosterwolde - The Netherlands
Wrexham - England
Worcester - England
Frankfurt - Germany
Neede - The Netherlands
Istambul - Turkey

Offices in South America
Buenos Aires - Argentina
Santiago - Chile
Montevideo - Uruguay

Offices in Central America
Cayman Islands - Cayman Islands (2)
San Ignacio - Venezuela

Offices in Middle East
Dubai - UAE (2)
Jebel Ali Free Zone - UAE

Offices in Asia
Singapore - Singapore
Tokyo - Japan (2)
Xangai - China

● Offices abroad
○ Exports
Industrial units

3. Competitiveness

BRF ensures the growth	CORPORATE GOVERNANCE
of its businesses through

In 2006, as the first company in the food sector to list on BM&FBOVESPA’s New Market (Novo Mercado), BRF is characterized by a widely-held shareholding structure, providing protective mechanisms and equal rights to shareholders.
In 2009, for the second consecutive year, the Company was ranked by IR Magazine Awards as the Best Brazilian Company in Corporate Governance. This accolade recognizes BRF’s policy of pursuing planned and transparent operations, an example being the successful conclusion of the association with Sadia, an operation which will capture synergies and bring benefits to all shareholders.
The Company has two corporate credit ratings with the two highest classifications in its business sector: BB+ (PE), assigned by Standard & Poor`s and BA1 (PE) - Global Local Currency Corporate Family from Moody´s Investor Service.

All BRF’s principles and values are enshrined in its Code of Ethics and Conduct which establishes guidelines and provides orientation on decisions and attitudes to employees both with respect to one and other as well as to customers, suppliers and other stakeholders. Non-compliance with such guidelines is subject to legal penalties and can lead to the rescission of contracts (labor and commercial) in the event of violation of ethical principles. (GRI 4.8)

the generation of
value and returns to its
shareholders, consolidating
its organizational structure
through the best corporate
governance practices

Investor Relations

The Company adopts a policy of widely disseminating its results and initiatives, maintaining an investors’ relations website through which stakeholders can access the principal corporate decisions taken and closely monitor management processes. Transparency in relation to the investors is underscored through one-on-one meetings, conference calls, public meetings (APIMECs and financial institutions), roadshows and in loco conferences.
The Company also adopts a policy for securities trading and for disclosing material facts to all its employees and stakeholders as a whole.
In 2009, investor attendance reported year on year growth of 104% reflecting the association with Sadia.

Meetings

Although BRF’s is a widely held company, shareholders’ meetings are customarily held with a quorum of more than 70%. Participation in the meetings is stimulated through a direct approach to the investors as well as through the distribution of a reference manual. This explains in detail the reasons for the meeting, the importance of taking part as well as general guidance for participation.

BOARD OF DIRECTORS

BRF’s Board of Directors is made up of eleven members, the majority of them independent, and enjoying a two-year term of office. This body operates on a strategic basis, defining the business and capital expenditures plan, overseeing the Company’s established projects, deciding and assessing guidelines and the performance of the Company and its officers. (GRI 4.1, 4.3)
In accordance with best corporate governance practice, the members of the Board of Directors have no executive role in the activities of the Board of Executive Officers. Members receive a fixed compensation conditional on their participation in board meetings. (GRI 4.2, 4.5)
Meetings are held monthly and whenever necessary. In 2009, the Board met on 24 occasions. (GRI 4.9).
All information on the Board’s activities can be accessed from the specific Management website, this ensuring integration of the corporate organs and the necessary support for analyses and decision-making.

	2. NILDEMAR SECCHES	5. DÉCIO DA SILVA
	Co-Chairman of the Board of Directors	Board Member (Independent member)

Mechanical Engineer, with a postgraduate degree in Finance and a doctorate in Economics. He is a member of the Board of Directors of Weg, Ultrapar Participações, Suzano Papel e Celulose and Iochpe Maxion. He was an executive officer at the National Economic and Social Development
Bank - BNDES, at the Iochpe-Maxion Group and president of the Brazilian Association of Chicken Exporters - ABEF. He was Chief Executive Officer of Perdigão from 1994 to 2008.

Mechanical Engineer, with a postgraduate degree in Business Management. He has held the positions of Production Director, Regional Director and Sales Director at Empresas Weg. He is also currently Chairman of Weg.

6. JOÃO VINICIUS PRIANTI
Board Member (Independent member)

Economist and specialist in marketing. He worked for 37 years at Unilever, heading up various teams around the world. He was chairman of Unilever Brasil and for twelve years sat on the company’s Latin American board of directors. He is currently a business consultant and has a seat on various boards.

3. FRANCISCO FERREIRA ALEXANDRE
Vice Chairman of the Board of Directors

Civil Engineer, with a degree from the Universidade Federal de Alagoas and a graduate in Law from the Maceió Higher Education Center. He concluded a specialization course in Strategic Management for Corporate Directors at INSEAD Business School, France; he has an MBA in Corporate Finance from PUC-Rio de Janeiro and a postgraduation degree in Economics and Management of Labor Relations from PUC-SP. He also concluded the Advanced Management Program - Harvard Business School. A bank officer since 1978, he is currently also Administration Director of PREVI (a pension fund).

7. LUIS CARLOS FERNANDES AFONSO
Board Member (Independent member)

Economist with a postgraduate degree in Environmental and Economic Development and a master’s degree in Economics. He was Finance Secretary in the municipal governments of São Paulo, Campinas and Santo André.

1. LUIZ FERNANDO FURLAN
Co-Chairman of the Board of Directors

Chemical Engineer, with a degree in Business Administration and specialization in Financial Management. He was Minister for Development, Industry and Foreign Trade in the Federal Government. At Sadia, he sat on the Board of Directors, accumulating the function of Investor Relations Officer, and also holding the position of Executive Vice President. In 2008 he resumed his position as Chairman of the Board of Sadia.

8. MANOEL CORDEIRO SILVA FILHO
Board Member (Independent member)

Business Administrator with a postgraduate qualification in Economic Engineering and an MBA in Finance. He has 32 years of experience at Companhia Vale do Rio Doce. He is currently Investment and Finance Director of Fundação Vale do Rio Doce de Seguridade Social-VALIA and is also National Investments Committee Coordinator - ABRAPP.

4. CARLOS ALBERTO CARDOSO MOREIRA
Board Member

Business Administrator, with specialization in Capital Markets. He was a  Vice President at Citibank, and worked as an Institutional Customers Officer at Banco BMC. He is currently Investments and Finance Director at
Sistel (a pension fund) as well as a Member of the Board of Directors of CPFL and GTD Participações.

FISCAL COUNCIL / AUDIT
COMMITTEE
9. RAMI NAUM GOLDFAJN
Board Member (Independent member)

The Fiscal Council is made up of three independent members, one of them holding the position of financial specialist, meeting on a monthly basis and, whenever necessary, deliberating jointly with the Board of Directors. (GRI 4.1) Pursuant with United States legislation, the Fiscal Council also exercises the functions of Audit Committee. (GRI 4.4)

BRF’s governance model also prioritizes administrative efficiency and the professionalism of the Company’s managers. Within this structure, the committees play a fundamental role in integrating the Board of Directors and the Board of Executive Officers. (GRI 4.4)
Made up of members of the Board of Directors and the Board of Executive Officers, the Company has three advisory committees: Governance, Sustainability and Strategy; Finance, Policy and Risks; Management Compensation and Executive Development. In addition, the Company also has a Disclosure Committee  as called for under the Sarbanes-Oxley Act.

Production Engineer, and has an MBA in Business Management with International Extension. He was Chief Executive Officer for Eleva Alimentos S.A. He worked for over ten years in the financial market and was a partner at Galeazzi & Associados and Finance
Director for the Estado de São Paulo Group and Eleva S/A.

ATTÍLIO GUASPARI*
10. ROBERTO FALDINI	Council Member (Independent member)
Board Member (Independent member)

Engineer, with a master’s degree in Business Sciences. He was Finance Director of the BNDES Employees’ Association – AFBNDE, Rio de Janeiro. Currently, he sits on the Board of Directors of Brasil Ferrovias S.A. and is a Member of the Fiscal Council/Audit Committee of BRF - Brasil Foods with the functions of Financial Specialist.

Business Administrator, graduating from EAESP – Fundação Getulio Vargas - FGV, with specialization in Advanced Management from the Fundação Dom Cabral and the INSEAD Business School, France; in Entrepreneurship from the Babson College; in Corporate Governance. He was Co-founder of the Brazilian Corporate Governance Institute - IBGC and an Associate Member of IBEF–Brazilian Institute of Financial Executives and the IEF–Family Company Institute. He was an Executive Officer, Shareholder and Member of the Board of Directors of Metal Leve S.A. and Chairman of the CVM–Brazilian Securities and Exchange Commission in 1992.

JORGE KALACHE FILHO
Council Member (Independent)

Engineer, with a postgraduate degree in Finance and Industrial Economics, and a master’s degree in Business Management. At the BNDES he headed up various departments as well as being Head of the Industrial Operations, Commerce and Services areas and the Industrial Area. He has extensive experience as a board director.

11. WALTER FONTANA FILHO
Board Member

Economist, with a postgraduation degree in Economics with specialization in Marketing Administration from the FGV. Member of the Board of Directors of the newspaper ‘O Estado de São Paulo’ since 1999, Member of the Board of Directors of ALGAR – Algar S.A. Empreendimentos e Participações since 2005, Member of the Board of Directors of WTorre Empreendimentos Imobiliários S.A. since 2007. He was Chairman of the Board and Chief Executive Officer of Sadia S.A.

OSVALDO ROBERTO NIETO
Council Member (Independent)

Accountant with a doctorate in Business Management. He was Planning Director of Accor Brasil, Audit Manager at PricewaterhouseCoopers and currently Managing-Partner of Baker Tilly Brasil Auditores Independentes S/S.

* Financial Specialist

BOARD OF EXECUTIVE	BRF’s Board of Executive Officers is made up of eight members, elected by the Board of Directors,
OFFICERS	reelection being permitted. (GRI 4.1)
The Executive Board is responsible for the administration of the day-to-day operations of the Company in line with the guidelines laid down by the Board of Directors for the management of the business.

1. JOSÉ ANTONIO DO	2. ANTONIO AUGUSTO	3. GILBERTO ANTONIO	4. LEOPOLDO VIRIATO
PRADO FAY	DE TONI	ORSATO	SABOYA
Chief Executive Officer	General Director	Human Resources Officer	CFO and Investor
Mechanical Engineer, with	of Perdix	Company Administrator,	Relations Officer
a postgraduation degree	Foreign Trade Administrator,	graduating from Unoesc	Agronomist Engineer,
in Industrial Systems. He	with specializations in	(Universidade do Oeste	with a master’s degree in
was Engineering Manager	Marketing Administration,	de Santa Catarina),	Applied Economics from
at Petrobras, Operations	International Administration	with specialization in	ESALQ/USP. He joined the
Director for Bunge – Moinhos	and Corporate Finance.	Entrepreneurial Management	Company in 2001. During
Riograndenses, Central	He also has an MBA in	also from Unoesc, in Business	this period he accumulated
Region Director and	Agribusiness. He was	Management – STC from	a broad experience in the
Consumption Products	Manager and Director	the Fundação Dom Cabral	areas of Corporate Finance,
Director for Bunge – Santista	of Chapecó Companhia	and Kellog Business School	Capital Markets, Strategic
Alimentos S.A., Commercial	Industrial de Alimentos,	and an MBA in Business	Planning and Competitive
Director and Marketing	and Executive Director of	Administration from	Intelligence. He occupied the
Director of Electrolux do	Chapecó Trading S.A He	Universidade de São Paulo	post of Corporate Manager
Brasil and Director-General of	was Market Development	- USP. He joined BRF in 1987,	for Finance, assuming the
Batávia and Director-General	Manager and Foreign Trade	working in the Slaughtering	Chief Financial and Investor
of the Perdigão Businesses.	Director for BRF - Brasil Foods.	Plants’managerial area and	Relations Officer’s position
	Business.	Operations Management	in 2008.
until being appointed to head
the Human Resources area.

Directors	Departments
Achim Lubbe	General Director Plusfood
Airton Petrini	Deputy Executive Officer Batávia
Alcione Antonio Santin	Domestic Sales Director
Antonio Carlos Zanella	Finance and Planning Director
Eric Michel Boutaud	Marketing Officer
Gentil Gaedke	Deputy Executive Officer
Ideraldo Luiz Lima	Deputy Executive Officer
Joaquim Goulart Nunes	Deputy Executive Officer for Quality
José Maurício Mora Puliti	Project Director
Lambert Kroese	Deputy Executive Officer for Plusfood

5. LUIZ ADALBERTO	6. NELSON VAS	7. NILVO MITTANCK	8. WLADEMIR PARAVISI
STABILE BENICIO	HACKLAUER	Chief Operating Officer	General Director of the
Agribusiness Officer	Business Development	Mechanical Engineer, with	Batavo/Elegê Business
Animal Scientist, he gradu-	Officer	specialization in Business	Accountant, he graduated
ated from the Fundação	Company Administrator,	Management – STC from the	from the Universidade do
Universidade Estadual de	graduating from the Campos	Fundação Dom Cabral and	Estado de Santa Catarina,
Maringá in the state of	Salles Business Administra-	Kellog Business School and	having an MBA in Agribusiness
Paraná. He has a master’s	tion Faculty in the state of	an MBA in Administration	Management from USP as well
degree and a doctorate in	São Paulo. He joined the	from USP. He joined BRF	as participating in the Kellog
Animal Nutrition from the	Company in 1983, holding	in 1985, holding posts in	Business School – STC (2001)
Universidade Federal de	various posts including the	the areas of engineering,	program and The Wharton
Viçosa in the state of Minas	position of Chief Financial	projects, operations, logistics	Advanced Management
Gerais. He also has an MBA	and Investor Relations Officer	and supply chain until being	Program – AMP (2006). He
in Business Management	for the period from 1994 to	posted to his current position	joined the Company in 1978,
from the Universidade de	1995 and Administration	as Chief Operating Officer.	working as a Regional Director
São Paulo. He joined the	Director, between 1989 and		for Operations between 2000
Company in 1986, occupying	1994.		and 2003 and as Supply Chain
different positions, among			Director between 2003 and
them Animal Nutrition Man-			2007.
ager for the period from1996
to 2000 and Technology
Director in 2001.

Directors	Departments
Luís Alfredo de Oliveira	Regional Director - Middle East and Africa
Luiz Alberto Machado de Brito	Deputy Executive Officer
Mario Cesar Carneiro	Deputy Executive Officer
Marisilda Nabhan Guerra	Deputy Executive Officer for Food Service
Maritza K. Souza	Reginal Director - Europe (Industry) and Eurásia
Marta Ikeda	Reginal Director - Asia
Peter Bosch	Deputy Executive Officer - Dairy Products
Roberta Morelli	Marketing Officer
Rogerio Moraes de Oliveira	Marketing Officer
Sidiney Koerich	Deputy Executive Officer

BRF Brasil Foods	Annual and Sustainability Report 2009

CAPITAL MARKETS

Transactions in the Company’s securities were boosted by keen investor interest following the announcement of the association between Perdigão and Sadia, combined with the additional liquidity resulting from the primary offering and the incorporation of shares. Average daily financial volume traded on the BMF&Bovespa and the New York Stock Exchange – NYSE reached US$ 39.2 million in 2009, against US$ 26.8 million in 2008, corresponding to an increase of 45.9%.
In spite of the unfavorable international scenario, share performance reported growth of 52.6% during the year while the ADRs appreciated 98.5%. This performance accounted for 70% of the transactions involving the Company’s sector on the BM&FBOVESPA in 2009, and the total number of ADR operations for the sector on the NYSE.

During a period when the world market was still subject to the effects of the financial meltdown, BRF’s share performance is indicative of the level of investor confidence in the new cycle set in motion with the merger of Sadia.

Remuneration of Shareholders

At a meeting held on December 17 2009, the Board of Directors approved shareholder remuneration of R$ 100 million, corresponding to R$ 0.22998533 per share with payout on February 26 2010 in the form of interest on shareholders’equity, with retention of withholding tax at source in accordance with current legislation. The amount distributed to shareholders for fiscal year 2009 represented 39.7% of adjusted net income reported in the period.

BRFS3	2009	2008	BRFS	2009	2008
Share price - R$*	45.37	29.74	Share price - US$*	52.37	26.38
Traded shares (volume) - million	318.7	209.4	Traded ADR (volume) - million	68.8	45.3
Performance	52.6%	(32.8%)	Performance	98.5%	(46.4%)
Bovespa Index	82.7%	(41.2%)	Dow Jones Index	18.8%	(33.8%)
IGC (Brazilian Corporate Governance Index)	83.4%	(45.6%)	* Closing Price
ISE (Corporate Sustainability Index)	66.4%	(41.1%)
* Closing Price

BRF Brasil Foods	Annual and Sustainability Report 2009

RISK MANAGEMENT	Environmental Protection	Company to measure risks and opportunities, facilitating a rapid response in the face of scenarios of economic turmoil.
(GRI 1.2 e GRI 4.11)

More than just meeting specific legislation in the regions where it has operations, BRF has a policy of anticipating environmental demands, establishing targets for various indicators at levels that go beyond the requirements of the environmental protection agencies.

BRF adopts a series of pre-established measures for maintaining the inherent risks to its business under the most rigorous control. The dilution of risk is deemed as one of the aspects in the strategic plan which is key to the Company’s good performance and the generation of value for all stakeholders.

Currency
BRF adopts a conservative posture in relation to currency dealing, maintaining an oversold position equivalent to approximately four months of exports.

Insurance of Operations
Operating Risk

All BRF’s units carry property insurance for material damages, loss of profits and civil liability. The Company’s operations are also insured against all aspects involving the warehousing and product distribution stages.

Credit Controls

The Company’s credit controls are conducted through an advanced on-line system which monitors information flow in real time. Specific limits are established for each sales office under the system, compliance with which is the responsibility of the Credit Committee.

Sanitary Controls

BRF invests permanently in processes for improving sanitary controls to minimize and These frequently, precautions to eliminate can be seen risks at of all this stages kind. The precautions canbe seen at all stages of the Company’s businesses, from the choice of site for its plants to monitoring the processes which are the responsibility of the integrated outgrowers. Strategically distributed in different regions of Brazil, the slaughtering units are geographically dispersed to minimize the impact on performance of the businesses in the event of trade bans on products from a specific region of the country.

Financial Risks

Financial Policy

BRF has a formal policy for management of financial risks, approved by the Board of Directors and permanently monitored by the Strategies and Finance Committee. Among the norms established under this policy is that the Company does not operate in the leveraged derivatives market. BRF’s cash position is entirely invested with first class banks in instruments of guaranteed liquidity.

LOGISTICS

Specialized in chilled and frozen products, BRF’s logistics chain is one of the most comprehensive and complex in Brazil and accounts for a significant percentage of the country’s refrigerated truck fleet. The logistical network consists of 36 distribution centers covering all the nation’s territory.
In 2009, the Company focused its efforts in this area on the integration of the dairy product supply chain and on targets for reducing warehousing and freight costs.
In the domestic market, this focus has translated into the reduction of logistical operating points – distribution centers and transit points, the restructuring of which has been made possible through the capture of synergies in the dairy product businesses.
Agility and quality of service have also been pivotal to the Company’s activities. Four regional management areas have been set up (São Paulo, Rio de Janeiro, Espírito Santo and Belo Horizonte) to ensure greater customer focus, identifying and anticipating consumer requirements.
A start has also been made on adjusting the emphasis which the Company places the various transportation modals. In 2009 for example, the use of the railway modal for shipping BRF’s production grew by 830% over 2008. The initiative for expanding this transportation modal is a component part of the Company’s strategy for boosting exports.
On the overseas front, the Company

Food Safety

BRF has the capacity to trace all the items produced at its units from breeder stock to the final product, including stages such those involving the application of medications as well as the type of feed consumed by the animals. All this data can be quickly accessed allowing corrective measures to be taken in the event of emergencies during any one of the production stages.

Risk Analysis

The Company remains aligned to market requirements through the continuous monitoring of tendencies and macroeconomic scenarios. This enables it to respond in an agile and focused manner in the event of adverse situations and thus minimize the impacts on the results of its operations.

Grain Price Volatility	Investments

The Company adopts protective mechanisms for guaranteeing supplies required throughout the year in the knowledge of the impact that corn and soybean commodity price volatility has on the performance of its business. Among these measures, particularly important are the geographic location of the plants, strategically sited in regions with readily available raw materials, maintenance of strategic buffer stocks as well as daily market monitoring of prices. BRF is equipped to conduct hedging operations at times of major volatility, when  necessary.

At the heart of BRF’s corporate policy is to guarantee creation of value and a return to shareholders. All the Company’s investments are based on detailed analysis of the prospects for effective returns through the use of the EVA® (Economic Value Added) guidelines which are the basis for the structuring of the More Value system.

Financial Market
The Board of Executive Officers in conjunction with its various committees is responsible for the day-to-day monitoring of the financial markets. This enables the

INDUSTRIAL UNITS IN BRAZIL

INDUSTRIAL UNITS IN BRAZIL

RR
AP
AM
PA
MA
CE
RN
PB
PI
PE
AL
SE
AC
RO
TO
MT
BA
GO
MG
MS
ES
SP
RJ
PR
SC
RS
Industrial units
Perdigão
Sadia
Distribution centers
Perdigão
Sadia

Distribution centers	36
Industrial units (meat)	42
Industrial units (dairy products)	14
Industrial unit (soybean)	1
Industrial units (margarines)	2
Industrial unit (pizzas, pastas, desserts and processed products)	1

BRF Brasil Foods	Annual and Sustainability Report 2009

One of the first initiatives in this context was the creation of the BRF Producers’ Club. The Club’s purpose is to increase competitiveness in the market for milk through transfers of dairy farming technology to small and medium-size producers in the Company’s supplier portfolio, at the same time helping reduce costs.
Another important focus of technological upgrading in 2009 was the implementation of projects for identifying alternatives for nutritional improvements and animal wellbeing, both of which have a direct  impact on company productivity.
BRF is the first Company in Brazil to invest in animal wellbeing in line with the best international practices and in compliance with the most rigorous foreign trade requirements.
In partnership with some of Brazil’s most renowned universities, BRF’s Technology Center maintained its average annual output of 100 scientific studies for developing and anticipating solutions of questions related to the market in which the Company operates.
In all, 8 of BRF’s units are certified according to ISO 14001  standards.

successfully achieved a reduction in product delivery times. In 2009, BRF also completed the standardization of all logistical processes with the implementation of the SAP system at all units, including those abroad.
The logistical structure’s effective capacity for adjustment and decision was proven in 2009, when a fire of moderate proportions damaged the plant in Rio Verde (GO), affecting the distribution center adjacent to the industrial complex. The just-in-time system on which operations are based was decisive in the immediate transfer of  finished products to the ports, customers and third party warehouses which made up the loss of proprietary warehousing space. Supplies to customers normally attended by this plant were also redirected, ensuring uninterrupted service to the points of sale.

responsibility, BRF prioritizes the development of local suppliers, so contributing to economic growth and income distribution in regions where the Company has its operations. Approximately 80% of the Company’s purchases is regional, particularly in the case of the state of Goiás, which accounts for the supply of more than 95% of the requirements used by BRF in its operations in the state.
Rather than simply demanding compliance with the regulations, BRF encourages and provides assistance to its suppliers in the adoption of responsible and sustainable practices.

INTANGIBLE ASSETS

BRF’s intangible attributes provide a solid competitive base contributing decisively to the execution of the strategic plan and facilitating the implementation of the Company’s plans for expansion and internationalization. Stakeholder trust in relation to the intangible assets is preserved by the Company through permanent investments in enhancing this capital.
In order to maintain its reputation, which has been built up since its foundation, BRF periodically measures the degree of consumer  satisfaction with its brand names. The Company also undertakes consumer perception surveys on the qualities of its products.

TECHNOLOGY

Unceasing technological innovation is one of the key pillars upon which BRF’s solid growth has been achieved over the years. The adoption of technological tools and advanced systems are part of the corporate process whereby decisions on the suitability of installations are considered and implemented in line with the Company’s strategic vision of expansion and sustained growth.
In 2009, the technology area included among its functions the definition and adaptation of procedures and methods to be employed in agricultural issues related to milk production. This represents a further step forward in the process of integrating the Eleva business.

Procurement

BRF’s quest for efficiency and integration of the logistics chain includes procurement which is structured into five main categories (raw materials, materials, animals, services and permanent assets).
Rigid criteria are employed in the ratification of suppliers and involve requirements of an ethical and socio-environmental nature, in addition to strict compliance with the legislation.
In line with its commitment to social

Brand Name

BRF’s two leading brands (Perdigão and Sadia) are among the most valuable in Brazil according to the consultancy, Brand Finance. With more than half a century of tradition, both names transmit reliability and value to the entire family of BFR brands associated to them. The complementary nature of the Perdigão and Sadia names play a decisive role in leveraging BRF’s expansion in domestic and international markets.

achieving a competitive edge in the market. Through a complex integrated warehousing and distribution model, the Company serves customers ranging from small retailers to major supermarket chains.
 The Company has successfully built one of the best product supply systems in the country thanks to the synergies between product lines and the high degree of penetration of its distribution network combined with modern management systems.

The employees constitute
a significant part of the
Company’s dynamism and
form one of the principal
pillars sustaining solid growth

Human Capital

The Company has introduced a communication plan specifically directed to employees, maintaining them informed on progress involving the association with Sadia, as well as ensuring workplace peace of mind during the transition period.
BRF’s objective is to develop a diversified team, promoting the professional development of employees, at the same time attracting market professionals to be a part of a structure of dynamic and innovative people.

Management Tools

All BRF’s operations are supported by internationally tried and tested management tools, duly adapted to the realities of each region where the Company operates. This facilitates access to information as well as decision making both from the production and also the  administrative points of view. Among these tools it is worth highlighting
More Value, Total Service, Total Quality and the Shared Services Center.

Supply Chain Management
BRF has established and, through continual upgrading, developed one of the most efficient chilled and frozen product distribution systems in Brazil as part of its objective of

Awards and Recognition	Reason	Institution
Best Company in Corporate	For the second consecutive year, BRF has distinguished itself as	IR Magazine
Governance	the best company in corporate governance
Best Company in the Food Sector	The most comprehensive ranking in Brazil encompassing companies with an outstanding performance in financial, socio-environmental management, innovation and human resources	IstoÉ Dinheiro Magazine

Fritz Müller Award	Conservation of Production Raw Materials Category – Water	State of Santa Catarina
Environmental Protection
Agency - FATMA
Guia Exame Sustainability	Classified among the 20 model companies in sustainability	Exame Magazine
Award
The most admired companies	Among the most admired companies in Brazil and ranked 7th	Carta Capital Magazine
in Brazil 2009	in the agribusiness sector – a new award category
“Best Follow-on Equity Issues”	Best share offering for capitalizing the new company, resulting	Latin Finance
from the association between Perdigão and Sadia

4. Sustainability

The Company adopts

One of the BRF’s principles has always been that a concern for the economic, environmental and social impacts of its businesses should always go hand in hand with production processes. The Company adopts a structured policy of sustainability based on best international practices.
In concrete terms this policy translates into actions which are practiced in the day-to-day routine and manifested in aspects involving personnel management, the responsible use of non-renewable natural resources and proactive involvement in relation to the communities of which the Company is a part.
In order to structure these commitments and practices in 2009, BRF set up a Working Group (GT) made up of managers from various areas, and an Executive Sustainability Committee on which the principal officers of the Company sit.
Following the merger between Perdigão and Sadia and on the cusp of a new growth cycle, the Company reaffirms its commitment to continue focused on the challenges of a structured policy of
sustainability based on best
international practices

GENERATION AND DISTRIBUTION OF VALUE

Corporate Law
R$ million	2009	2008
Human Resources	2,159	1,320
Taxes	2,613	1,201
Interest	(257)	1,311
Interest on Shareholders’Equity	100	76
Retention	20	(22)
Minority Interests	(4)	0
Total	4,632	3,887

sustainability. BRF is of the firm belief that by contributing to the preservation of natural resources, the communities and workforce, in the final analysis it is also preserving and enhancing the integrity of its business.

sexual orientation. The Company has hotlines in place specifically for receiving allegations of discrimination thus ensuring equality of treatment among all its employees. Infringements of the Code of Ethics and Conduct is subject to the applicable legal penalties. No incidents of discrimination were registered at BRF and Sadia. (GRI HR4)
An example of the importance placed on diversity is the Capinzal plant’s program run specifically for the social inclusion of people living on the Cacique Doble (RS) indian reserve situated 81 km from the plant. Nine members of the reserve’s inhabitants have been hired by BRF. In 2009, there was no record of any violation involving the rights of indigenous people at any of the locations where the Company has installations. (GRI HR9)

and Criminal Responsibility. (GRI HR3)
During the year, Sadia ran a lecture on “Human Rights in the Corporate Environment”, at an in-house workshop for Sustainability Working Groups with the participation of 35 employees.
Brasil Foods requires that all companies providing security and surveillance services substantiate that their employees have undergone skills training or recycling courses, including aspects  with respect to human rights.
The Federal Police, the body which regulates private security companies in Brazil, is responsible for an official handout used in the courses. This publication contains a specific chapter on human rights. (GRI HR8)

ECONOMIC-FINANCIAL
ASPECTS
The generation of added value increased by 19%, amounting R$ 4.6 billion, considering Sadia’s results since June 2009.

SOCIAL PERFORMANCE

On the basis of values such as reliability, participation, simplicity and efficiency, BRF adopts as a principle the building of long-lasting relations with its stakeholders, encouraging the self-development of employees, suppliers, customers and the community as a whole.

Technical and Behavioral Training

In line with the guidelines established in its strategic plan, the Company concentrated on implementing its Training and Development Plan, the objective of which is to maintain employees fully trained to meet the demands placed on them as a result of the expansion of the businesses.
The Company dedicated 1,527,615 hours to training and development activities - equivalent to 26.91 hours per employee/year - offering 405,499 places in courses of various types.

Training in Human Rights

Human rights policies and procedures are covered in the Code of Ethics and during the induction course for new employees. In 2009, more than 18 thousand were trained with this focus, making a total of 74 thousand class hours.
A further 1,477 hours of training was administered to 189 managers (0.34% of the total number on the payroll) dealing specifically with such themes as Labor Legislation, Prevention of Sexual Harassment and Civil

EMPLOYEES

With a workforce of 120,000, BRF adopts a policy of personnel management based on principles such as respect and mutual trust, and invests permanently in developing the potential of its employees to the full.

Diversity
BRF does not make any kind of distinction between race, color, religion or political or

BRF Brasil Foods	Annual and Sustainability Report 2009

Total workforce by employment type, labor contract and region.		Competencies’ Management Program
(GRI LA1)

The BRF Academy combines a series of strategic actions for managing competencies and learning in order to support the employability of the  Company’s workforce and help them to manage their careers.
The strategic actions for developing competencies at Brasil Foods are centralized in the Brasil Foods Academy and divided into three dimensions:
PDG – Managerial Development Program: covers initiatives for career  development which the Company offers to its executives.
TAB – Brasil Foods Learning Trail: covers development initiatives offered to all levels of the organization and the communities in which we operate.
Sales Academy: covers a series of training courses for the development of initiatives and competencies and offered to the Brasil Foods sales force.
In addition to BRF Academy’s programs, employees may take part in external training courses at recognized institutions. Personalized courses can also be structured to meet specific requirements.
The expectation is that in 2010, the Brasil Foods Academy will meet all the necessary characteristics to become a corporate university with various activities directed towards knowledge management, such as physical and remote classes supported by an integrated management training system and development based on the most advanced technologies in the area.

Type of Employment Contract	Number of Employees
Fixed period	326
Indeterminate period	113,733
Outsourced	15,147
Interns	298
Total	129,504

Rate of turnover in 2009 - BRF
Male	1.62%
Female	0.85%
Less than 30	1.76%
Between 30 and 50	0.68%
Over 50	0.03%
Total number of employees leaving the Company: 20,350 of which 9,176 left voluntarily (45%).

Total number of hours of employee
training	Hours
Managerial	2,314.60
Supervisory/Coordination	28,368.30

Administrative	121,810.50
Operational	1,375,121.60

Number of opportunities / employee training places
Managerial	448
Supervisory/Coordination	5,306
Administrative	24,813
Operational	374,932	Retirement Program

In 2009, 26 employees took part in the BRF Retirement Program pilot project held at the industrial unit in Capinzal (SC). The project was put together to prepare employees during the transition process from work to retirement and help them adapt to a new chapter in their lives.
The program comprises five meetings, each of approximately two hours duration, in which various issues are examined on the theme. The coordination is the responsibility of personnel drawn from the area of human resources, and also social assistants, psychologists, physicians and  hysiotherapists, and specialists in social security legislation (GRI LA11)

Average hours per category of employee	Hours / Opportunity

Managerial	5.16
Supervisory/Coordination	5.34
Administrative	4.90
Operational	3.66

Performance analysis

supplementary contributions on a totally voluntary basis, equivalent to a percentage of wages or any fixed value at the discretion of the employee. The sponsor’s contributions are made according to each member’s basic contribution shown in the  following table:
The defined contribution in the Plan II regulations is 0.70% on the portion of the wage corresponding to a maximum of 10 URP (Perdigão Reference Unit, currently equivalent to R$ 2,841.70) and  3.70%, 5% or 7% on any amount above this ceiling, where applicable, and at the employee’s discretion. Pension fund members may also make supplementary contributions, on a totally voluntary basis and corresponding to a percentage of wages or any fixed value at the option of the employee. The sponsor’s contributions correspond to 100% of the member’s basic contribution.
While the two plans are basically defined contribution, they have a defined benefit feature as well, the actuarial liability of which relates to the present value of future benefits to retired members, since the benefit of a life-time income is set following retirement  date. Under Plan I, the benefit option is a lifetime income alone  while in the case of Plan II, in addition to a lifetime income, the option of a monthly income “For a Fixed Term” or “Defined in Reais” is offered. The plans currently pay pensions to 51 retirees receiving monthly stipends, 49 under Plan I and 2 under Plan II regulations.
The plans’ liabilities are covered by a fund that is separate from the sponsor’s resources.  An independent company (Towers Perrin) undertakes an annual actuarial review of the plan on a member by member basis. The latest review indicates that the plans are actuarially and financially in equilibrium in accordance with current market practices.
PSPP has selected HSBC and Itaú as investment managers, Both financial institutions administer the pension fund resources in accordance with the sponsor’s investment policy. BRF has engaged Consultoria Financeira Risk Office as financial consultant on market risk control and management. The plans are also independently audited on an annual basis.

BRF conducts periodic performance and career development reviews and analyses among its executives as a means of attributing method and transparency to the Company’s leadership succession process.
The analyses at managerial levels are conducted on the basis of tools and structured data permitting the visualization of the career curve as well as identifying potential as a basis for making decisions on the formation of the executive team.
In 2009, all supervisors, coordinators, managers, advisers and deputy directors – a total of 1,159 – were subject to a performance review. (GRI LA12)

BRF conducts periodic
performance and career
development reviews and
analyses among its executives
as a means of attributing
method and transparency
to the Company’s leadership
succession process
Pension Plan

In 2009, Brasil Foods introduced a new Retirement Pension Plan for its employees as an alternative to the existing plan. Instituted in 1997, more than 80% of the employees have already signed up to the new plan. (GRI EC3).
Since 1997, the Company has administered the operations of Perdigão Sociedade de Previdência Privada (PSPP), a closed complementary pension entity for providing supplementary retirement benefits to the employees of the BRF – Brasil Foods S.A. companies.
PSPP manages two defined benefit plans of a voluntary nature, offered to all employees, and currently with 15,512 members.The plans offer traditional retirement benefits as well as benefits for early retirement, incapacity and a pension in the event of death as well as proportional benefits.
The defined percentage contribution of the two plans is based on the following criteria: under the regulations of Plan I, the defined contribution is 0.70% of wage levels corresponding to a maximum of 10 URPs (Perdigão Reference Unit, currently equivalent to R$ 2,841.70) and 3.70% of any amount above this ceiling, where applicable. Pension fund members have the option of making

Age (years)	Sponsor’s contribution
Up to 50	100% of the member’s basic
contribution
Over 51	200% of the member’s basic
contribution

BRF Brasil Foods	Annual and Sustainability Report 2009

Sadia

annually according to the National Consumer Price Index - INPC.
As of December 31 2009, the Foundation had 17,527 members of which, 13,158 were active.
The plan adopts an actuarial regime of capitalization for the complementary contributions to retirement benefits and pensions and a simple distribution regime for complementary contributions to sickness benefits. Sadia’s contribution, which in 2008 and 2009 corresponded to 0.75% of payroll of active plan members, is set out  in a costs plan prepared annually by the independent actuaries and approved by the Trustees of the Attilio Francisco Xavier Fontana Foundation.
On December 31 2008 and 2009, Sadia’s corporate contributions totaled R$ 2.003 million and R$2.141 million and the consolidated amount R$ 2.039 million and R$2.182 million, respectively.
At the end of 2007, ALM-Asset Liability Modeling undertook a study of benefits under the plan over a ten-year period. As a result, plan resources are invested in accordance with the strategic long-term allocation most appropriate to its liabilities and to the degree of risk tolerance.
According to the Foundation’s statutory provisions, the companies are jointly and severally responsible for the liabilities contracted by the entity on behalf of members and their dependents.
Each member’s contribution corresponds to 1.5% of the  participation wage.

Sadia offers its employees two pension plans, the oldest of the two offered by the Attílío Francisco Xavier Fontana Foundation and a newer one by Unibanco.

Unibanco Plan

PPS is a Defined Contribution Plan and managed by Unibanco Asset Management. This is a PGBL retirement fund exclusive to Sadia’s employees. The plan has been offered to all employees hired since January 2003. Funded jointly by the employee and employer, members contribute with a value corresponding to a percentage of the Participation Wage.
The participation wage is the member’s monthly compensation, including overtime, commissions and additions but excluding bonuses, fringe benefits and 13th month wage. The company’s contribution is equal to that of the fund member in accordance with the following table.

Attílio Francisco Xavier Fontana
Foundation Plan

Available to all employees hired prior to December 2002, the defined benefit retirement plan is designed for the companies’ employees and administered by the Attílio Francisco Xavier Fontana Foundation.
The supplementary retirement benefit is defined as the difference between (i) the Benefit Wage (the restated average of the last 12 participation wages, limited to 80% of the final participation wage)  and (ii) the value of the retirement pension paid by the official government social security scheme. The supplementary benefit is readjusted

Table 1	Percentage of
Participation Wage	contribution
Portion of the Participation Wage (*) less than R$ 1,430.00	1.5%

Portion of the Participation Wage between R$ 1,430.00 and	4.0%
R$ 4,290.00
Portion of the Participation Wage in excess of 4,290.00	6.0%
The participation wage is the monthly compensation of the member, including overtime, commissions and simple add-ons but excluding bonuses, welfare benefits and 13th month wage. The company’s contribution is equal to that of the fund mem-
ber in accordance with the foregoing table.

Collective bargaining agreement

implement the SSMA Management by stimulating a new culture of safety and corrective actions in eventual risk situations in the working environment.
To implement this project, BRF has the assistance of consultants, DuPont, an internationally recognized company in the SSMA area. The project involves the transfer of technology and advisory  services for the implementation of the management system as well as the training of the work force.
Various committees were created according to the methodology of the project to assume responsibility for specific subjects: Training and Communication Committee, Cultural Committee, Misappropriation and Third Parties and Installation and Processes Committee.

under the legislation in NR 33, NR 10, NR 12 and NR 11 regulations, among others.
In addition to training, the business units hold their own Occupational Safety Dialog on a weekly basis to deal with pertinent matters on safety in the workplace, SSO procedures (local and corporate), identified unsafe conditions, accident victim witnesses, accident statistics and principal measures adopted for improving safety. Corporate safety campaign matter when  published is also used in accordance with corporate rules and guidelines.
The company’s Ergonomics Program adopts educational, training, counseling and initiatives to prevent occupational illnesses based on observation of activities in the workplace and employee interviews.
The purpose of ergonomic intervention is to change a work  situation, improving information on the professional activities of each employee and identifying areas where upgrading is possible.

Due to the nature of BRF’s business, the majority of employees is represented by the Meats and Derivatives Industries, Food Industries and Similar Workers Labor Union at the sites of the respective company installations. All BRF’s employees are covered by collective wage agreements and bargaining. (GRI LA4)

Freedom of association

BRF maintains a Human Resources area as part of its functional structure, dedicated exclusively to matters related to labor union activities. Its mission is to sustain permanent dialog and interaction with employee representatives, receiving suggestions and opinions, clarifying doubts and ensuring a relationship characterized by ease of access, agility and pro-activity among the parties concerned. In 2009, there is no record of any incident that might have compromised the employee’s right to exercise  freedom of association or which might have represented a threat to collective bargaining. (GRI HR5)

SSMA training schemes being
introduced
- ELW (Executive Leadership Workshop) l Chief
Executive Officer and Executive Officers;
	- OMGR (Operation Manager) STOP l	Corruption
managers;

The theme is covered in the Code of Ethics, this material being distributed to all employees in eligible positions (such as leadership, control, power of decision, access to the IT system, etc.) when joining the Company and also in the program of integration of new employees. In 2009, more than 99% of all new hires took part in training in the Code’s content. (GRI SO3)
The list of eligible posts is revised on an annual basis by the Internal  Auditor and the areas have copies of the Code of Ethics and Conduct which, against signature of an agreement, provide the necessary information to new employees and those promoted to eligible posts. Additionally, the Code is available for consultation through the Intranet and Internet.
Sadia covers the issue of corruption in its Code of Ethics which is delivered to employees in the integration. No specific training is  provided on this theme. Since Sadia is a signatory to the  Business Pact for Integrity and Against Corruption, in 2009 ten employees took part in an external event on the issue. The event was instrumental in launching the publication “The Social Responsibility in Combating Corruption”

Participation of employees in formal	- LSUP (Line Supervision) STOP l supervisors;
committees	- Safety PRO (Safety Professionals) STOP l
More than 90% of BRF’s employees are represented in formal occupational health and safety committees that help in the monitoring and advising on occupational health and safety programs. (GRI LA6)	SSMA instructor;
- LSUP (Line Supervision) STOP l technicians;
- POP (Prevention and Observation Program)
l non-leadership professionals;
- Accident Investigation l SSMA managers
and professionals;
Education, Training and Counseling on	- Risk Analysis l SSMA managers and
Risk Control	professionals;

Both BRF as well as Sadia run education, training, counseling, prevention and risk control programs. (GRI LA8)
In addition to compulsory programs (Environmental Risks Prevention Program – PPRA and Medical Control and Occupational Health Control Program – PCMSO), BRF implements other initiatives related to prevention, health controls,  safety and occupational illnesses.
With the aim of continuing its trajectory towards excellence, BRF has been intensifying its focus on the Safety, Health and Environmental areas (SSMA). It considers this to be fundamental in consolidating its leadership in the markets in which it operates in a responsible and sustainable manner.
The project’s core objective is to

- Occupational Safety Management l in-
house professionals who hire third parties;
- Outstanding Performance through SSMA
Management l suppliers of third parties;
- Electrical Safety l electricians;
- Operational Discipline l managers and
SESMET.

Sadia in turn, improves the skills of its employees through periodic training, such as induction courses and training in functional changes, information on environmental risks, the adequate use and conservation of EPIs / EPCs, CIPA – in-house accident prevention course, and the setting up of a team to deal with emergencies, Safety Alerts, Occupational Safety Instructions and training as required

BRF Brasil Foods	Annual and Sustainability Report 2009

as well as offering lectures on ethics in the corporate environment. An internal circular was also sent to all employees on the occasion of International Anti-Corruption Day (December 10) –  together with banners, electronic messages and posters.

labeling, providing information to consumers on the preparation and consumption of products.
Both companies operate their own consumer hotlines to clarify doubts and receive complaints on products as well as the latest news from the experimental kitchen where new solutions for food preparation are tested and developed.

Violations

Investigation of violations is received through a hotline contained in the Code of Ethics. Results are discussed with the Chief Executive Officer and the Executive Officers who unconditionally support verification and imposition of the appropriate penalties. In consensus with members of a multi-disciplinary team (Human Resources, Legal, Audit and Executive Board) the penalties are defined and imposed: termination of the labor contract with or without cause, rescission of the service contract and/or legal action. In 2009, BRF terminated labor contracts of employees. However, there are no cases of definitive rulings on legal actions involving corruption. (GRI SO4)

Environmental impact of packaging

BRF also includes standard symbols on its packaging to instruct the consumer on recycling, also informing (in the case of cartonboard and corrugated cardboard packaging) that the pulp used in the manufacture of these materials comes from renewable forest plantations with a certification seal.
Sadia uses recycling symbols according to the Brazilian Association of Technical Standards – ABNT on its packaging. Sadia was the first Brazilian chilled and frozen products company to use packaging certified internationally with the FSC (Forest Stewardship Council) seal.

The Company works on
the principle of achieving	CUSTOMERS
excellence in quality,

BRF enjoys ethical and transparent relations with its customers, seeking to meet and even anticipate their needs in terms of products, services and information.
The Company works on the principle of achieving excellence in quality, investing in technological innovations that contribute to consumer wellbeing throughout the world, at the same time maintaining an ongoing dialog with these stakeholders.

Communication and marketing
investing in technological

In line with its ethical principles, BRF practices a communication policy in accordance with the regulations of official organs such as the National Advertising Self-Regulation Council - Conar. (GRI PR6)
In 2009, the Company signed a public undertaking with the Brazilian Food and Beverages Industry Association (ABIA) and the Brazilian Advertisers Association (ABA), agreeing to comply with the new rules and formats for advertising food and beverages for young children.This document establishes voluntary but stricter criteria covering Perdigão, Batavo, Elegê, Cotochés and Perdix (including sub-brands) brand names.
Sadia adopts a policy of responsible marketing, published in its website, and also based on voluntary Conar parameters.

innovations that contribute
to consumer wellbeing
throughout the world

Product Labeling

All products manufactured by BRF adhere to rigorous technical and legal specifications established by regulatory bodies such as the Ministry for Agriculture, Fisheries and Supply and the Ministry of Health. (GRI PR3)
 Product label content is standardized, ensuring the consumer has all the necessary information on composition, preparatory methods, and care required in conservation and handling, when necessary.
Sadia also adheres strictly to parameters established in the specific legislation on

Rational consumption
BRF endeavors to disseminate internally and with consumers as a whole, the nutritional principles proposed through important nutritional guidelines published worldwide such as the Food Guide for the Brazilian Population put out by the Ministry of Health, the Nutritional Guides of the American Dietetic Association, the American Heart Association, and the Dietary Guidelines of the United States Agricultural Departments (USDA) through the My Pyramid for Kids and Preschoolers project for healthy eating.
Based on these institutions’ proposals, the Company has also been seeking to inform and stimulate its consumers as to healthy eating habits and physical activity through, for example, the Batavo Saúde:
www.batavosaude.com.br website.
In 2009, Sadia put together a handout and organized a consumers’ workshop for encouraging rational consumption through the intermediary of the IPAS (Pro-Healthy Food Initiative) – a group of food chain companies.

Legislation	The Company has also been

At BRF, no case of non-conformity with the regulations was reported which could result in the imposition of a fine, penalty or warning with respect to health and safety of products and services. Neither was any evidence found of cases of non-conformity with the voluntary codes of conduct.
BRF has been served notices of infraction, at the administrative procedural stage, relating to product information and labeling. (GRI PR2 and GRI PR4)
In addition in 2009, BRF received no  notification of non-monetary sanctions and recorded no arbitration process. (GRI SO8)

seeking to inform and stimulate
its consumers as to healthy
eating habits and physical
activity

Consumer satisfaction survey
We conducted a telephone satisfaction survey with our consumers in an effort to maintain a continuous improvement in our products, with the following results.

							Exceeded
	Total	%	Dissatisfied	%	Satisfied	%	Expectations	%
Batavo	4,659		1	0.02%	4,655	99.91%	3	0.06%
Perdigão	34,883		32	0.09%	34,806	99.78%	45	0.13%
Margarinas	326		-	0.00%	326	100.00%		0.00%
Total	39,868	100%	33	0.08%	39,787	99.80%	48	0.12%
Breakdown of opinions received during 2009

BRF Brasil Foods	Annual and Sustainability Report 2009

SUPPLIERS

BRF offers equality of opportunity to its suppliers and establishes partnerships which go beyond the pure and simple acquisition of products and services. The company shares know-how,  emphasizes the importance of local suppliers and permanently stimulates the adoption of environmentally and socially correct practices.

responsibility standards through a “Supplier Relationship Guidelines Agreement”. This is required from all suppliers of materials and services with average monthly sales over R$ 50,000.00 and covering approximately 1,000 names.
This procedure is among the controls required under the US Sarbanes-Oxley Act and is regularly audited by an independent entity (KPMG). In addition to this investigative mechanism, during the supplier ratification process, the Company uses a “self-evaluation questionnaire” and in some cases undertakes on-the-spot audits.

The company shares
know-how, emphasizes	Relationship with integrated
the importance of local	outgrowers
suppliers and permanently

All BRF’s integrated outgrowers (8,499 producers of eggs, chickens, turkeys, hogs and suckling pigs) participate in skills upgrading programs. Training is directed to improving animal husbandry. (GRI HR2)
Using the tenets of the 5S Program, the Company provides the integrated outgrower with a series of concepts on quality to be applied throughout his property to improve productivity and income. An Integrated Out-grower Enhancement Program has also been created to award best-performing producers.
In 2009, BRF conducted a survey for profiling outgrowers, identifying  such aspects as the availability of labor on the property, age of children living there and production growth prospects, among others.
The survey will provide the necessary support to analyze the sustainability of the outgrowers’ businesses as well as planning the future of the outgrowers themselves under the Agricultural Sustainability Program with the objective of creating opportunities for introducing improvements for increasing the viability of activities both for the Company and its producer partners.

stimulates the adoption of
environmentally and socially
correct practices
Stimulus to responsible behavior

More than merely making it mandatory, BRF encourages and assists its suppliers in adopting responsible and sustainable practices. In 2009, the “Two Way”, program with the Company’s transportation service providers was one of the features highlighted in BRF’s Guia Exame’s Sustainability Award.
This initiative is designed to raise the awareness of drivers working for BRF on the risks of using narcotics, the dangers of sexually transmitted diseases and the legal and ethical implications of sexual exploitation.

Encouraging locally-based suppliers

While a preference for local suppliers is not formally part of corporate policy, in practice, local companies are prioritized in certain segments as long as they meet the technical and economic prerequisites. Thus, the procurement area operates a functional structure of purchases in each region focused on promoting the development of local suppliers. This contributes to economic growth and the distribution of incomes in regions where the company is based. (GRI EC6)
BRF defines “local” as suppliers located within the borders of the state of the federation where its industrial unit is sited. Under this criterion, about 44% of the Company’s purchases are regional, this being particularly the case in the state of Santa Catarina, where local suppliers account for more than 57% of inputs employed by BRF in the state. This data excludes agricultural purchases such as milk and grains.

Appraisal of the suppliers

All commercial contracts with suppliers of raw materials (corn, soybeans, soybean meal, vegetable oils and other cereals) contain clauses on compliance with legislation on human rights and  compulsory and child labor as well as the preservation of the environment.
BRF verifies the federal government’s register of suppliers on the “Black List of Compulsory Labor”on a monthly basis and published in the www.reporterbrasil.org.br website.The Company notifies its suppliers on other guidelines and ethical socio-environmental

COMMUNITY	5 KM Perdigão

course also includes the teaching of Braille and ‘libras’, the Brazilian sign language. The Center is a joint effort between SESI, the School for Adolescents and Adults and the Program for Inclusion of People with Special Needs. SESI (Social Service for Industry) supplies the furnishings for the classrooms and BRF, the space and infrastructure, in addition to paying a monthly fee to SESI for managing the pedagogic activities.

This program is designed to arouse the perception of the employees and the communities in which the Company is present on the importance of including physical activities in the daily routine as well as stimulating improvements in health and quality of life.

Social Action

This initiative contributes to the improvement in the quality of life of the communities living adjacent to Brasil Foods industrial units, facilitating access to services in the areas of healthcare (medical and dental attendances), citizenship (receipt and/or regularization of documents, legal advice etc.) and education as well as activities directed to culture, leisure and sport. Brasil Foods, in partnership with institutions and local companies, works as an agent for social change, stimulating the employees and municipal class asociations in the exercise of social inclusion and solidarity, thus collaborating in the social development of the region and the country.
Since its creation in 2003, the program has already been responsible for more than 200 thousand attendances. In 2009, the
Social Action program was responsible for attendances in:

	Start of the initiative: 2007
	2008 Data
	Locations: Itajaí (SC), Carambeí (PR),
	Rio Verde (GO), Videira (SC) and Marau (RS).	Start of the initiative: 2007
	Total Number of participants: 5,090	Data 2009:

	2009 Data	Videira Center (SC)
	4,000 enrollments: Videira (SC);	• 47 students
	Carambeí (PR); Rio Verde (GO); Marau (RS).	Educational Level
		• Elementary School 1st Segment (Literacy)
	Educational Center for People with	• Elementary School 1st Segment
	Special Needs	(2nd to 5th Grade)
	This initiative offers primary and middle school courses to people with special needs to prepare them for the labor market. The	• Elementary School 2nd Segment
		(6th to 9th Grade)
		• Middle School
		• ArtsWork Shop
		• Learn to Click Digital Education Course
Units	Attendances	•Training for work
Dourados (MT)	13,680
Itajaí (SC)	10,902	Marau Center (RS)
Carambeí (PR)	4,376	• 57 students
Serafina Correa (RS)	5,864	Educational Level
Mineiros (GO)	14,093	• Elementary School 1st Segment
Lages (SC)	21,624	(Literacy)
Total	70,539	• Elementary School 1st Segment
		(2nd to 5th Grade)
		• Libras
		• Braille
		• Learn to Click Digital Education Course
		• ArtsWorkshop

		Citizen of the Future Project
		This initiative is designed to encourage the
		habit of reading newspapers among 5th and
		6th grade students in municipal schools in
		Carambeí (PR).

		Characteristics
		Under an agreement with Brasil Foods,
		the Carambeí unit and the Jornal Diário dos
		Campos, this initiative permits the financing
		and tracking of the weekly distribution of the
		newspapers to the municipality’s schools,
		assisting the children to broaden their knowl-
		edge, improve their writing skills, interpreta-
		tion capacity and critical abilities

BRF Brasil Foods	Annual and Sustainability Report 2009

Start of the initiative: 2002

between the quantity of steam generated and the quantity of fuel burnt.
The main indicators which are monitored are:
- KWH/TFP (consumption of energy per ton offinished product),
- TON/STEAM/TFP (ton of steam per ton offinished product) and
- KG/STEAM/KG/FUEL (mass of steam per massof fuel).
In 2009, the drive to reduce consumption focused on the introduction of the Energy Rationalization and Conservation Program - PROCEP at the principal industrial meat production and dairy product units which were incorporated following the acquisition of Eleva.

Coverage: Carambeí (PR)
Beneficiaries to the present time: 2,000 children (in 2009, all municipal schools took part in the project).

ENVIRONMENTAL
PERFORMANCE

BRF’s environmental investments are directed towards three principal areas: Prevention and Management; Destination, Treatment and Mitigation of Impacts, and Investments in Forestry Plantations.
Data for 2009 has been consolidated on a pro-forma basis, considering the resources employed by both BRF and Sadia. Using  this criterion, investments in environmental management totaled R$ 111.8 million in the period. (GRI EN30)

		Direct consumption of energy

The indicators reflect the meat processing industrial units and the five largest dairy product plants, together accounting for 92.97% of BRF’s total energy consumption. The smaller dairy product units and agricultural product plants (animal feed, incubators, poultry farms etc.) are not included in this percentage.
The principal direct energy consumption is for steam generation. The resource most widely used to fire the boilers is biomass in the form of wood chips, firewood from tree trunks or timber offcuts (sawmill waste). In certain specific processes it is technically not possible to use biomass and in this case BPF oil, shale, natural gas or LPG is employed instead. Diesel oil consumption is used principally for generating electricity. (GRI EN3)
As a result of consolidating the indicators for Eleva (meats and dairy products) and Sadia, there was a 2% reduction in the total use of renewable energy sources. The principal factors involved in this  esult are:
• Boilers which operate using BPF (Bio Power Fluid). The migration to the use of renewable fuel sources (biomass, vegetable or animal oils) in this equipment has already begun. Projects concluded in 2009 resulted in the migration of 138,867 gigajoules (GJ) to renewable fuel energy sources.
• Use of diesel-powered generators to produce energy at peak hours following tariff changes. The Company adopted a policy of migrating the largest consumers to renewable sources (this is only possible when contracts mature).

BRF 2009 consolidated (proforma)	R$
Prevention and Management	21,130,781
Disposal, Treatment and Mitigation of Impacts	66,487,836
Investments in Forest Plantations	24,222,354
Total environmental investments (R$/year)	111,840,971

It is important to note here that in the case of other areas such as milk catchment and the acquisition of raw materials such as grains, different policies and practices are adopted.

Energy Consumption

BRF is conscious of the need for the appropriate management of natural resources to ensure the sustainability of its businesses and minimize the impact of its operations. Since 1995, the Company has operated an Energy Rationalization and Conservation Program - PROCEP, for improving energy efficiency with a focus on reducing the energy resources needed for production, minimizing  environmental impacts and reducing costs
The Company sets its consumption targets based on an internal benchmark, emphasizing the use of best practices, modernization of equipment and processes and at the same time periodically monitors performance indicators. These indicators are obtained from the ratio between consumption and plant output (ton of finished product – TFP) and in the case of the boilers, according to the ratio

Unit	Source of renewable energy (GJ)		Source of non-renewable energy (GJ)		% Renewable
	Ethanol	6.29	BPF	75,277.42	96%
	Rice husk briquettes	231.12	Diesel	8,789.19
EN3 - Direct energy	Wood Chips	2,601,447.42	Gasoline	59.70
2008	Firewood	1,490,692.50	LPG	10,055.70
BRF	Vegetable oil	352.21	Kerosene	0.28
(Meats)	Offcuts	306,960.91	Shale	82,646.72
	Sawdust	11,064.14
		4,410,754.59		176,829.01
PS: BRF’s 2008 energy data were released in MW and do not include dairy products.

Unit	Source of renewable energy (GJ)		Source of non-renewable energy (GJ)		% Renewable
	Ethanol	1,358.93	BPF	476,228.56	94.19%
	Rice husk briquettes	-	Diesel	110,671.97
EN3 - Direct energy	Wood Chips	5,374,267.59	Gasoline	1,943.96
2009	Firewood	9,952,549.27	LPG	271,794.62
(Meats/dairy products)	Vegetable oil	260,727.81	Kerosene	212.97
SADIA	Offcuts	460,016.81	Shale	117,002.54
	Sawdust	2,202,912.66	Natural Gas	147,244.79
		18,251,833.07		1,125,099.42

Conversion indices (GJ/ton.)
Ethanol	29.70	BPF	42.30
Rice husk briquettes	28.68	Diesel	43.00
Wood Chips	15.60	Gasoline	44.30
Firewood	15.60	LPG	47.30
Vegetable oil	40.00	Kerosene	43.80
Offcuts	15.60	Shale	38.10
Sawdust	15.60

Unit	Renewable energy (GJ)		Non-renewable energy resource (GJ)		% Renewable
	Hydroelectricity	1,871,813.29	Gas	236,834.94	83.0%
	Biomass	95,623.50	Oil	98,292.06
EN4 – 2009 BRG (Meats)	Biomass	8,005.69	Nuclear	40,028.44
		-	Coal	29,131.81
		1,975,442		404,287
EN4 – 2009	Hydroelectricity	6,182,550.41	Gas	262,467.94	92.0%
BRF	Biomass	331,941.30	Oil	119,654.50
(Meats/Dairy Products)	Biomass	-	Nuclear	108,075.03
Sadia	Photovoltaic	2.08	Coal	62,620.69
		6,514,494		552,818
PS: BRF 2008 data do not include dairy products

National Interconnected System - Percentage as per source of energy
Hydroelectricity	81.7%	Natural and Industrial Gas	6.8%
Biomass	4.0%	Oil Derivatives	3.1%
Wind power		Nuclear	2.8%
		Coal	1.6%
Source: ANEEL website – accessed February 9 2010
Note: as the business units are located in various states, National Interconnected System percentages were used.

BRF Brasil Foods	Annual and Sustainability Report 2009

• Greater use of LPG and Natural Gas in recently incorporated plants. The Company has also begun studies to identify possibilities for substituting fuels in other areas – production processes permitting.

environmental impact. Currently three units operate under these conditions and the long-term contracts which will come into effect in 2010 already accord with this new policy. In 2009, use of energy directly from renewable sources rose 9.2%, while the volume supplied through the  National Interconnected System increased 3.9%.

well aware of this need and is permanently engaged in the search for solutions which contribute to reduced consumption and for technologies which permit the reuse of water.
 Water at BRF’s units is principally withdrawn from surface resources, followed by aquifers and small volumes from the public water supply. (GRI EN8)
Consolidated data on water withdrawn by source takes into consideration the production units of Perdigão and Sadia, plus BRF’s animal feed factories and dairy product plants (Carambeí, Concórdia, Teutônia, Ijuí, Itumbiara and Ravena). Other dairy product plants where PROCEP is currently being implemented were not included.

Indirect energy consumption

Electricity is the only indirect energy source used by BRF. The larger part of the volume consumed by the Company is supplied through the National Interconnected System – SIN and distributed through local concessionaires. (GRI EN4)
BRF has adopted a policy of wherever possible purchasing energy from small hydroelectric power plants, given their reduced

Water consumption

In addition to being a factor of concern for the entire planet, water shortages have a strategic impact on agribusiness, where due to the large volumes of water required at all production stages, efforts for conservation and reuse need to be redoubled. BRF is

BRF and Sadia consolidated 2009
	Source of withdrawal
	Surface	Underground	Public utility supply	Rainwater (roofs and	General total
				yards)
Total per source	41,693,856 m3/year	17,350,531 m3/year	2,136,939 m3/year	45,105 m3/year	61,226,432 m3/year
% per source	68.1%	28.3%	3.5%	0.1%	100%
Note: the above numbers are consolidated volumes for BRF - Perdigão/Sadia.

BRF and Sadia consolidated 2008
	Source of withdrawal
	Surface	Underground	Public utility supply	Artificial Reservoirs	General total
Total per source	38,735,436 m3/year	11,673,074 m3/year	518,658 m3/year	3,795,420 m3/year	54,722,588 m3/year
% per source	70.8%	21.3%	0.9%	6.9%
Note: the above numbers are consolidated volumes for BRF - Perdigão/Sadia.

Recycled and reused water	BRF and Sadia consolidated 2009

In 2009, for the third consecutive time, the State of Santa Catarina Environmental Protection Agency (FATMA) presented BRF with the Fritz Muller Award in recognition of measures adopted for reuse of water and specifically, the pilot project for installing the Water Treatment Plant at the unit in Capinzal (SC). (GRI EN10)
The increase in the percentage is due to the larger volume of water reused in BRF’s units in addition to the standardization of methodologies used for the  consolidation of data.

	Total reuse		15,506,752 m3/ano
	Total water consumption		61,226,432 m3/ano
	% of reuse		20.2%
PS: The numbers above are consolidated BRF’s volumes - Perdigão/Sadia.

BRF and Sadia consolidated 2008
	Total reuse		11,632,232 m3/ano
	Total water consumption		54,722,588 m3/ano
	% of reuse		17.5%
PS: The numbers above are consolidated BRF’s volumes - Perdigão/Sadia

Effluent treatment	BRF and Sadia consolidated

BRF’s concern with the preservation of the environment and natural resources is a continual one. Compliance with environmental protection agencies’  standards and maintenance of the quality of the effluent to be discarded is the daily responsibility of the ETPs (Effluent Treatment Plants) at the industrial units. All the effluent generated by BRF in its industrial processes undergoes treatment for subsequent disposal into the environment. (GRI EN21)

Disposal
		Surface Waters	Soil	General total

	Total by source	52,758,568 m3/ano	1,050,429 m3/ano	53,808,997 m3/ano

	% by source	98.0%	2.0%	100%
Note: The above figures are consolidated volumes for BRF - Perdigão/Sadia.

Clean Development Mechanism

BRF’s implementation of CDM (Clean Development Mechanisms) programs for the reduction of greenhouse gas emissions (GGE) recorded important progress in 2009. (GRI EN18)
In June, the Perdigão Institute for Sustainability’s first PDD (Project Design Document) for the Perdigão Sustainable Hog Farming Program was registered with theUnited Nations Framework Convention on Climate Change - UNO/UNFCC under number 2249. In October, the first PoA (Program of Activities) was registered by the UNO/UNFCC for its 3S Program under  number 2767 contemplating through this methodology the equivalent to approval of 15 PDDs.
In addition to advancing the documentary substantiation process, the Sustainable Hog

Farming Program – with the aim of reducing greenhouse gas emissions from integrated producer farms - is already bringing effective benefits to the environment. In 2009, an accredited audit conducted on behalf of the United Nations confirmed that the projects undertaken in partnership with AgCert in the state of Goiás had generated a reduction in greenhouse gases of 95,879 tons of CO2 equivalent.
This volume corresponds to 11.01% of GHGs emitted by BRF’s integrated hog farmers (ignoring those of Sadia’s). Forecasts are for the new phase of the project (PDD-2) to further reduce emissions, and will correspond to 24% of the total, again without taking into account Sadia’s integrated outgrowers.

BRF Brasil Foods	Annual and Sustainability Report 2009

Renewable forestry plantation

(bulk) – based on optimization projects, new materials, specifications and dimensions are tested with the purpose of reducing the weight of packaging without any change in quantity of product per package. Each improvement is based on the principle that the current quality of the packaging shall at least be maintained. In the light of work concluded in 2009, the following  reductions in packaging materials were achieved:
• Corrugated Cardboard: 384,067 kg
• Flexible Packaging: 148,396 kg
• Labeling: 52,770,181 kg
• Rigid Packaging: 21,761 kg
• Aseptic Carton Packaging: 6,088 kg
• Metals: 1.578 kg
These improvements reduce the environmental impact both through the reduction in consumption of natural resources, energy and water as well as through the reduced disposal of solid waste.
• Optimization of palletization (transportation efficiency) – Shipment box measurements depend on the way products are packed and influences the quantity of products that can be placed on the pallet. Based on studies using software for tridimensional visualization of the product system/box/pallet, it has been possible to modify the arrangement of a series of products and increase the number of  boxes transported and cubic efficiency, the same quantity of items using fewer pallets. In 2009, improvements in palletization produced a reduction in the movement of 50,775 pallets/year - equivalent to 1,953 semi-trailer trucks (assuming loads of 26 pallets per truck) no longer occupying the Brazilian highways and, at the same time, reducing greenhouse gases accordingly.
• Level of utilization of recycled packaging – BRF also uses materials partially from material recycled into plastic packaging with no direct contact with foodstuffs. This reduces the amount of fossil-based raw materials enhancing the value of waste.

program

Renewable forestry plantations (pinus and eucalyptus) is a further BRF initiative to reduce the impact of greenhouse gases on the environment. The wood from the trees harvested from reforestation areas will be used as an energy source for generating steam in the industrial units and replacing fossil fuels. (GRI EN18)
In 2009, the Company invested R$ 24.2 million in the program (BRF- Sadia consolidated data). Of this total, R$ 3.7 million was allocated to payment to rural producers for renting and leasing of idle land. This in turn has served to increase income and improve the economic viability of the rural properties concerned.
The Company continues to examine the possibility of raising CERs (Certified Emission Reductions) through reforestation. However, due to lack of an agreement at the 15th Conference of the Parties (COP-15) in Copenhagen, and European Union policy contrary to accepting CERs from forestry activities to compensate greenhouse gas emissions, BRF is awaiting a more favorable outlook for making this procedure a practical proposition.

BRF implements initiatives
for mitigating environmental
impacts of products and
services and for extending
the affect of the reduction of
these impacts

Environmental impact of products and
services

BRF implements initiatives for mitigating environmental impacts of products and services and for extending the affect of the reduction of these impacts. The guidelines adopted by the Packaging Research and Development Team is based on the following premises: (GRI EN26)
• Identification of packaging material for recycling – latest packaging has a space set aside during the creation of the art work for inclusion of its composition. This facilitates classification and  enhances the intrinsic value to the recycling companies of the packaging post consumption.
• Reduction of packaging consumptio

ABOUT THIS REPORT

view to prioritizing the stakeholders relevant to the business for this first consultation.
Subsequently, the in-house relationship areas selected representatives from the  prioritized stakeholder groups (shareholders, employees, suppliers, customers, consumers, government and environmental protection agencies) which were consulted via e-mail with respect to matters of interest for inclusion in the report. The activity consisted in submitting a list of subjects previously prepared and approved by BRF’s GT for classification according to relevance (high, medium or low) in the view of the stakeholders, both external as well as internal, and represented by BRF’s officers. On the basis of 45 responses ob-
tained (81% of those consulted) a materiality matrix of BRF topics was created. Key themes were cross referenced with GRI indicators and serve as a basis for the definition of content and indicators to be included in the AR 2009. (GRI 4.14, 4.15, 4.16)
The progress shown by BRF in the process of management and reporting is gauged by the increase in the number of reported indicators, through the level of stakeholder engagement and in the test of materiality, thus guaranteeing the meeting of the requirements for Application B level of the GRI guidelines.
BRF’s principal sustainability themes resulted from cross referencing of the internal and external view on the subject and represented in the materiality matrix in the upper right quartile. (GRI 4.17)

Additional information and clarifications on this Report or any other part of its content may be made through the following communication channels: (GRI 3.4)

For the second consecutive year, BRF –  Brasil Foods S.A. is publishing its Annual Sustainability Report in accordance with the
GRI G3 guidelines of the Global Report Initiative (GRI). The Company announces its results annually, the last edition of the Report being published in April 2009. (GRI 3.2, 3.3)
The publication covers the economic- financial, social and environmental results of the Company’s operations in Brazil and overseas for the period from January 1 to December 31 2009. (GRI 3.1, 3.6)
The changes commented in this report are comparisons between the years 2009 and 2008. Sadia’s results have been incorporated as from July 2009. For this reason, the accumulated results for the year encompass Sadia’s second half accounts. For a better understanding of the businesses, the changes are compared in numbers according to Brazilian corporate law and on a pro-forma basis, as if the incorporation of shares had occurred on 1.1.2008. (GRI 3.7, 3.8, 3.9, 3.10, 3.11)
The consolidation of the data for GRI performance indicators for BRF and Sadia are informed by an indicator throughout the text.
The process of elaborating and defining the content of this Report is coordinated by the Investor Relations Department with the involvement of employees from various areas and levels of the Company, the final validation of the information involving the Chief Executive Officer, officers and managers. (GRI 3.5)
During 2009, BRF worked on the structuring of its management and sustainability governance, also making advances in activities involving the engagement of its stakeholders in identifying matters of most relevance.
The process of identification and selection of the stakeholders to participate in the Materiality Test and the definition of indicators for BRF’s 2009 Annual Report was undertaken by the Sustainability Work Group (GT), with a site – www.brasilfoods.com/ir
e-mail – acoes@brasilfoods.com
phone – (55) 11 3718-5301/5306

Materiality Matrix
1 Reputation of brand and image
2 Management of financial risks
3 Company performance and creation of
value
4 Enhancement of human capital
5 Rational use of water
6 Code of ethics/conduct
7 Quality of the products, food safety and
packaging
8 Excellence in Corporate Governance and
transparency

9 Management of emissions, effluent and
waste
10 Social responsibility policy
12 Consumption and energy efficiency
13 Equitability and relationship with the
shareholders
14 Nutrition, health and healthy eating
15 Traceability in the supply chain
19 Relationship between growth strategy
and sustainability
20 Long-term relations, mutual,
transparent and ethical respect
21 Occupational health and safety
	Confirmation of Application Level of	22 Policies for treatment of human rights
GRI G3 Guidelines – Annual Sustain-
ability Report 2009

BSD Consulting has verified the application level for the Sustainability Report’s Guidelines of the Global Report Initiative GRI (version 3). The Company has declared full conformity with Level B, reached in a consistent manner during the course of 2009.

BRF Brasil Foods	Annual and Sustainability Report 2009

SOCIAL REPORT - IBASE 2009 - PRO-FORMA

R$ million

1 - Basis of calculation		2009 amount				2008 amount
Net sales (NS)			20,937			22,122
Operating results (OR)			416			1458
Gross payroll (GP)			3,146			2,564
2 - Internal social indicators	Value	% of GP	% of NS	Value	% of GP	% of NS
Food	156.95	4.99%	0.75%	151.98	5.93%	0.69%
Mandatory payroll taxes and benefits	629.97	20.02%	3.01%	561.89	21.91%	2.54%
Private pension plan	11.21	0.36%	0.05%	11.66	0.45%	0.05%
Health	100.16	3.18%	0.48%	77.61	3.03%	0.35%
Safety and health at workplace	21.63	0.69%	0.10%	32.81	1.28%	0.15%
Education, Training and	6.08	0.19%	0.03%	27.84	1.09%	0.13%
Professional development
Transports	32.67	1.04%	0.16%	73.75	2.88%	0.33%
Culture	14.40	0.46%	0.07%	20.11	0.78%	0.09%
Day care or stipend for day care	1.15	0.04%	0.01%	1.28	0.05%	0.01%
Profit-sharing	26.76	0.85%	0.13%	21.85	0.85%	0.10%
Other	47.41	1.51%	0.23%	52.49	2.05%	0.24%
Total - Internal social indicators	1,048.38	33.32%	5.01%	1,033.25	40.29%	4.67%
3 - External social indicators	Value	% of GP	% of NS	Value	% of GP	% of NS
Education	1.34	0.32%	0.01%	1.33	0.09%	0.01%
Culture	0.01	0.00%	0.00%	0.04	0.00%	0.00%
Health and sanitation	0.00	0.00%	0.00%	0.09	0.01%	0.00%
Sports	0.59	0.14%	0.00%	0.24	0.02%	0.00%
Hunger relief and food security	0.07	0.02%	0.00%	0.00	0.00%	0.00%
Other	0.00	0.00%	0.00%	0.36	0.02%	0.00%
Total contributions to society	2.00	0.48%	0.01%	2.06	0.14%	0.01%
Taxes (excluding payroll taxes)	3,019.85	725.92%	14.42%	1,445.65	99.15%	6.54%
Total – External social indicators	3,021.85	726.41%	14.43%	1,447.71	99.29%	6.54%
4 - Environmental indicators	Value	% of GP	% of NS	Value	% of GP	% of NS
Related to company operations	111.46	26.79%	0.53%	101.88	6.99%	0.46
External projects	0.38	0.09%	0.00%	0.32	0.02%	0.00%
Total invested in environment	111.84	26.88%	0.53%	102.19	7.01%	0.46%
Regarding the establishment of annual targets			( ) does not establish targets
to minimize toxic waste and consumption dur-			( ) attains 0 to 50% targets
ing production/operation and to improve the			( ) attains 50 to 75% targets
better use of natural resources, the company:			( X ) attains 75 to 100% targets
5 - Employee composition indicators			2009			2008
# of employees at the end of term			114,059			119,588
# of hires during term			31,025			42,033
# of outsourced employees			15,147			17,659
# of interns			298			599
# of employees over 45			11,680			9,024
# of women working at the company			42,467			44,521
% of management positions occupied by women			16.21%			16.33%
# of black employees working at the company			17,012			17,307
% of management positions occupied by blacks			4.35%			3.55%
# of employees with disabilities			1,044			911

6 - Information relating to the exercise of		2009			Targets 2010
corporate citizenship
Ratio of highest to lowest compensation at		51			NA
company
Total # of accidents at the company		1,927			NA
Social and environmental projects developed			( x ) top level executives
by the company were selected by:
The company’s standards for safety and		( x ) top level executives and mid-level management
cleanliness in the workplace were set by:		( x ) all employees + Cipa
Concerning freedom of association, the
right to collective bargaining and employee	( x ) encourages and follows ILO			( x ) will encourage and follow ILO
representation in unions, the company:
The company pension plan covers:			( x ) all employees
The profit-sharing program covers:			( x ) all employees
In the selection of suppliers, the same ethical
standards and standards of socio-environmen-		( x ) are required		( x ) will be required
tal responsibility adopted by the Company:
On the participation if employees in volunteer	( x ) organizes and encourages it			( x ) will organize and encourage it
work, the Company:
Total number of consumer complaints and	to the Com-	to Procon	to the Law	to the	to Procon	to the Law
criticism:	pany BRF: not	BRF: 2	CourtsBRF: 32	Company	BRF: not	Courts
	informed			BRF: not	informed	BRF: not
				informed		informed
% of complaints and criticisms attended or	by the	through	through the	by the	through	through the
solved:	Company %	Procom %	Law Courts:	Company %	Procom %	Law Courts:
	BRF: 100%	BRF: 100%	BRF: 0%	BRF: 100%	BRF: not	BRF: not
					informed	informed
Total added value to be distributed	In 2009: 4,632			In 2008: 3,887
(in R$ million)
Distribution of Added Value (DAV)	56.4% government			30.9% government
	46.6% employees			34.0% employees
	7.2% shareholders			2.0% shareholders
	(5.5%) third parties			33.7% third parties
	0.4% retained			0.6% retained
7 - Other information
- IBASE data – BRF and Sadia proforma figures
-Item 5 – Number of hires during the period: in 2008 the item is shown as “number of additional jobs” but for 2009 the criterion was reviewed and published according to the IBASE item which incorporates posts, admissions and other hiring
- Item“6 – Relevant information on the exercising of corporate citizenship”relates to BRF only since data between companies is still not consoli-
dated due to some CADE- and management-related restrictions.
* NA - Not avaiable

BRF Brasil Foods	Annual and Sustainability Report 2009

GRI REFERENCE INDEX

1	.	Strategy and analysis	Page
1.1	.	Statement from the most senior decision maker of the organization (eg. CEO, president)	5
1.2	.	Description of key impacts, risks, and opportunities	32, 36
2	.	Organizational profile	Page
2.1	.	Name of the organization	2, 3
2.2	.	Primary brands, products, and/or services	3, 16
2.3	.	Operational structure	3, 13
2.4	.	Location of organization’s headquarters	3
2.5	.	Countries and regions where the organization operates	3, 13, 22, 23
2.6	.	Nature of ownership and legal form	3
2.7	.	Markets served	13, 22, 23
2.8	.	Scale of the reporting organization	3
2.9	.	Significant changes during the reporting period	2
2.10		Awards received in the reporting period	35
3	.	Report parameters	Page
3.1	.	Reporting period for information provided	51
3.2	.	Date of most recent previous report (if any)	basis 2008
3.3	.	Reporting cycle	annual
3.4	.	Contact point for questions regarding the report or its contents	51
3.5	.	Process for defining report content	51
3.6	.	Boundary of the report	51
3.7	.	State any specific limitations on the scope or boundary of the report	51
3.8	.	Basis for reporting on other entities that can significantly affect comparability from period to period and/ or between	51
		organizations
3.9	.	Data measurement techniques and the bases of calculations	51
3.10	.	Explanation of the effect of any re-statements of information provided in earlier reports	51
3.11	.	Significant changes from previous reporting periods in the scope, boundary, or measurement methods	51
		applied in the report
3.12	.	Table identifying the location of the Standard Disclosures in the report	54, 55
3.13	.	Policy and current practice with regard to seeking external assurance for the report	51
			Control of implementation level
4	.	Governance, Commitments and Engagement	Page
4.1	.	Governance structure of the organization	26 - 28
4.2	.	Chair of the governance body	26
4.3	.	Independent or non-executive members of the highest governance body	26
4.4	.	Mechanisms for shareholders and employees to provide recommendations to the highest governance body	24 ,25, 27
4.5	.	Linkage between compensation for members of the highest governance body and the organization’s performance including	26
		social and environmental performance	There is no compensation linked to
			sustainability performance.
4.6	.	Processes in place for the highest governance body to ensure conflicts of interest are avoided	24
4.7	.	Qualifications of the members of the highest governance body for guiding the organization’s strategy on economic,	26 - 29
		environmental and social topics	There is no process related qualifications
			in social and environmental themes.
4.8	.	Internally developed statements of mission and values code of conduct and principles	4
4.9	.	Procedures of the highest governance body for overseeing the organization’s identification and management of economic,	26,27,36
		environmental and social performance
4.10	.	Processes for evaluating the highest governance body’s own performance including economic, environmental and social	There is no process for self-appraisal of
		performance	governance
4.11	.	Explanation of whether and how the precautionary approach or principle is addressed by the organization	33
4.12	.	Externally developed economic, environmental and social charters, principles or other initiatives	41,42
4.13	.	Membership of associations and /or national/international organizations	43
		Engagement of stakeholders
4.14	.	List of stakeholder groups engaged by the organization	51
4.15	.	Basis for identification and selection of stakeholders with whom to engage	51
4.16	.	Approaches to stakeholder engagement	51
4.17	.	Key topics and concerns that have been raised through stakeholder engagement	51

PERFORMANCE INDICATORS

Economic Performance Indicators		Page
EC1	Direct economic value generated and distributed	37
EC2	Financial implications and other risks and opportunities for the organization’s activities due to climate change	NA
EC3	Coverage of the organization’s defined benefit plan obligations	39
EC4	Significant financial assistance received from government	NA
EC5	Range of ratios of standard entry level wage compared to local minimum wage	NA
EC6	Policy, practices, and proportion of spending on locally-based suppliers	44
EC7	Procedures for local hiring	NA
EC8	Impact of infrastructure investments and services provided for public benefit	NA
EC9	Describing significant indirect economic impacts	NA
Environmental Performance Indicators
EN1	Materials used by weight or volume	NA
EN2	Percentage of materials used that are recycled input materials	NA
EN3	Direct energy consumption by primary energy source	47

EN4	Indirect energy consumption by primary source	47
EN5	Energy saved due to conservation and efficiency improvements	NA
EN6	Initiatives to provide energy-efficient or renewable energy based products and services	NA
EN7	Initiatives to reduce indirect energy consumption and reductions achieved	NA
EN8	Total water withdrawal by source	48
EN9	Water sources significantly affected by withdrawal of water	NA
EN10	Percentage and total volume of water recycled and reused	49
EN11	Location and size of land owned	NA
EN12	Description of significant impacts of activities, products, and services on biodiversity	NA
EN13	Habitats protected or restored	NA
EN14	Strategies for managing impacts on biodiversity	NA
EN15	Number of IUCN Red List species and national conservation list species	NA
EN16	Total direct and indirect greenhouse gas emissions by weight	NA
EN17	Other relevant indirect greenhouse gas emissions by weight	NA
EN18	Initiatives to reduce greenhouse gas emissions and reductions achieved	49, 50
EN19	Emissions of ozone-depleting substances by weight	NA
EN20	NO, SO, and other significant air emissions by type and weight	NA
EN21	Total water discharge by quality and destination	49
EN22	Total weight of waste by type and disposal method	NA
EN23	Total number and volume of significant spills	NA
EN24	Weight of transported waste deemed hazardous	NA
EN25	Identity, size, protected status, and biodiversity value of water bodies and related habitats	NA
EN26	Initiatives to mitigate environmental impacts	50
EN27	Percentage of products and packaging materials that are reclaimed by category	NA
EN28	Monetary value fines and total number of sanctions for noncompliance with environmental laws	NA
EN29	Significant environmental impacts of transporting products and members of the workforce	NA
EN30	Total environmental protection expenditures and investments by type	46
Social Performance Indicators - Labor Practices and Decent Work
LA1	Total workforce by employment type, employment contract, and region	38
LA2	Total number and rate of employee turnover by age group, gender, and region	38
LA3	Benefits provided to full-time employees that are not provided to temporary or part-time employees	NA
LA4	Percentage of employees covered by collective bargaining agreements	41
LA5	Notice description (procedures and period)	NA
LA6	Percentage of total workforce represented in formal joint management–worker health and safety committees	41
LA7	Rates of injury, occupational diseases, lost days	NA
LA8	Education, training, counseling, prevention, and risk-control programs	41
LA9	Health and safety topics covered in formal agreements with trade unions	NA
LA10	Average hours of training per year per employee by employee category	38
LA11	Programs for skills management and lifelong learning	38
LA12	Percentage of employees receiving regular performance and career development reviews	39
LA13	Composition of governance bodies and breakdown of employees per category	NA
LA14	Ratio of basic salary of men to women by employee category	NA
Human Rights Performance Indicators
HR1	Description of policies and clauses to manage human right aspects	NA
HR2	Suppliers and contractors that have undergone screening on human rights and actions taken	44
HR3	Policies to assessments concerning aspects of human rights	37
HR4	Total number of incidents of discrimination and actions taken	37
HR5	Policies to exercise freedom of association and actions taken to support these rights	41
HR6	Measures taken to contribute to the elimination of child labor	NA
HR7	Measures to contribute to the elimination of forced or compulsory labor	NA
HR8	Policies for training concerning aspects of human rights to security personnel	37
HR9	Total number of incidents of violations involving rights of indigenous people and actions taken	37
Society Performance Indicators
SO1	Programs and practices that assessment and manage the impacts of operations on communities	NA
SO2	Percentage and total number of business units analyzed for risks related to corruption	NA
SO3	Percentage of employees trained in organization’s anti-corruption policies and procedures	41
SO4	Actions taken in response to incidents of corruption	42
SO5	Public policy positions and participation	NA
SO6	Policies in financial contributions to political parties, politicians, and related institutions	NA
SO7	Number of legal actions for anticompetitive behavior, anti-trust, and monopoly practices	NA
SO8	Description of significant fines and total number of non-monetary sanctions	43
Product Responsibility Performance Indicators
PR1	Policies to preserve consumer's health and safety, during use of products and services	NA
PR2	Non-compliance concerning health and safety impacts of products and services	43
PR3	Type of products and services information required by procedures of labeling	42
PR4	Non-compliance concerning product and service information and labeling	43
PR5	Practices related to customer satisfaction, including results of surveys	43
PR6	Programs for adherence to laws, standards, and voluntary codes	42
PR7	Incidents of non-compliance concerning marketing communications	NA
PR8	Complaints regarding breaches of customer privacy and losses of customer data	NA
PR9	Fines for noncompliance concerning the provision and use of products and services	NA
* NA - Not avaiable

BRF Brasil Foods	Annual and Sustainability Report 2009

CORPORATE INFORMATION

Head office	Stock Exchange Ticker Symbols
Rua Jorge Tzachel, 475	BM&FBOVESPA
88301-600 Itajaí – SC – Brazil	BRFS3 – Common Shares – New Market

Corporate headquarters	New York Stock Exchange – NYSE
Av. Escola Politécnica, 760	BRFS – Level III ADRs
05350-901 São Paulo – SP – Brazil
Phone: (55 11) 3718-5300	Official Newspapers
Fax: (55 11) 3718-8070	Diário Oficial do Estado de Santa Catarina
www.brasilfoods.com	Diário Catarinense
Valor Econômico
Investor relations
Leopoldo Viriato Saboya – IR Officer	Independent Auditors
Edina Biava – Manager	KPMG Auditores Independentes
Av. Escola Politécnica, 760
05350-901 São Paulo – SP – Brazil	The statements contained in this report with respect to the
Phone: (55 11) 3718-5301/5306/5465/5791	outlook for the Company’s businesses, to the forecasts and
Fax: (55 11) 3718-5297	results and the potential for the Company’s growth, cons-
E-mail: acoes@brasilfoods.com	titute mere projections and were based on management’s
www.brasilfoods.com/ir	expectations in relation to the Company’s future. These
expectations are extremely dependent on changes in the
Depositary Banks	market, on the general economic performance of the
In Brazil	country, the sector and the international markets, being
Banco Itaú S/A	subject to changes.
Av. Engenheiro Armando de Arruda Pereira,	The results for the fourth quarter 2009 consolidate
707 – 9º floor	the Companies BRF - Brasil Foods S.A. and Sadia S.A.
04344-902 São Paulo – SP – Brazil	(wholly owned subsidiary). Sadia’s results have been fully
Phone: (55 11) 5029-1908	consolidated since July 2009 pursuant to the Association
Fax: (55 11) 5029-1917	Agreement and Shareholder Meetings for the merger of
shares which took place in July and August 2009.
In the United States	The merger between BRF and Sadia is currently under
The Bank of New York Mellon	analysis by the Brazilian System for Protection of Compe-
Investor Services	tition and its implementation depends on the approval of
P.O. Box 11258	the Administrative Council for Economic Defense - CADE.
Church Street Station	On July 7 2009, an Agreement was signed with CADE
New York NY 10286-1258 USA	(APRO – Transaction Reversibility Preservation Agreement)
Phone: 1-888-269-2377	which ensures the reversibility of the operation, authorizes
E-mail: shareowners@bankofny.com	the preparation of synergetic studies and the adoption
www.bankofny.com	of joint management initiatives with respect to treasury
activities.

The changes commented in this report are comparisons of the years 2009 and 2008.
Sadia’s results have been incorporated as from July 2009. For this reason, the accumulated results for the year encompass Sadia’s second half accounts. For a better understanding of the businesses, the changes are compared in numbers according to Brazilian corporate law (CL) and on a pro-forma basis, as specified.

CREDITS

General Coordination
Financial and Investor Relations Department	We would like to thank all who have helped
in the preparation of this report particularly
Collaboration	the advertising agencies of Young &
Marketing, Domestic Market, Export Market,	Rubicam, Dez Propaganda and DPZ
Planning and Control, Human Resources and	Propaganda.
Operations Departments and Sustainability
Institute	Av Escola Politécnica 760
Jaguaré 05350-901
Design	São Paulo SP Brazil
A10	Phone (55) 11 3718 5301/5306/5465/5791
Fax (55) 11 3718 5297
Texts
Silvia Martinelli (editing and coordination)
Simone Paulino (text)
BRF team
Paul Steele (translation)

GRI Consultancy
BSD Consulting
www.brasilfoods.com
Images	www.brasilfoods.com/ir
BRF collection	acoes@brasilfoods.com
Eduardo Barcellos
iStockphoto
Shutterstock

Printing
Burti

BRASIL FOODS

Innovation Strategy Efficiency

Commitment Work

www.brasilfoods.com

Generation of value Reliability

People Dedication Ethics

Leadership Strong brands

Sustainability High quality Future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   April 7, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director